

myers INDUSTRIES

Products that Protect

2025 ANNUAL REPORT

About Myers

Myers Industries Inc. (NYSE: MYE), based in Akron, Ohio, is a leading manufacturer of sustainable plastic and metal Products that Protect™ for Consumer, Vehicle, Food and Beverage, Industrial, Infrastructure, and Automotive Aftermarket end markets. The Company has a rich history that is built on strong brands and innovative products. Through years of continuous product development and strategic acquisitions, Myers has established itself as a leading diversified industrial company, providing customers with critical solutions that deliver exceptional value.

Our Story

Myers Industries traces its roots to 1933, when brothers Meyer and Louis Myers borrowed $620 to open Myers Tire Supply in a small Akron, Ohio, storefront. Guided by the slogan, "Everything for the Tire Dealer," they were dedicated to growing the business with a balance of modesty and strategic foresight.

That entrepreneurial spirit fueled rapid growth. Through domestic and international expansion, MTS grew into the nation's largest distributor of tools and supplies for the tire and wheel service industry. In 1946, the brothers founded Patch Rubber Company and Akro-Mils—entering plastics manufacturing and shaping the future of the enterprise. Continued growth and diversification led to a name change in 1963, when Myers Tire Supply became Myers Industries.

In the decades that followed, Myers continued to expand its plastics platform, building a portfolio of innovative, sustainable, market-leading Products that Protect™ across a wide range of material-handling applications. Strategic acquisitions—including Buckhorn in 1987, Scepter in 2014, and Signature Systems in 2024—further strengthened the Company's manufacturing capabilities and global reach.

Today, more than 90 years later, the "everything" in the Company's original slogan carries new meaning.

Myers Industries has entered a new era defined by focus and disciplined growth. After a strategic review of the business, the Company announced in late 2025 its decision to sell Myers Tire Supply. While MTS laid the foundation for Myers Industries and played a significant role in its evolution, the business is no longer core to the enterprise's long-term strategy. The sale will be a key component of the Company's Focused Transformation program, enabling a simplified portfolio, sharper strategic alignment, and increased investment in core plastics manufacturing businesses. (See pages 2-3 for more information on Focused Transformation.)





As a companion to the 2025 Annual Report, our latest Sustainability Report is available on our website at myersindustries.com/sustainability-report.

Dear Shareholders



Aaron M. Schapper

Last year, I shared my conviction that Myers Industries had a strong team and the right foundation to become a higher-performing company, and change was required to unlock our full potential. Over the past year, we've acted with urgency to convert that potential into measurable results.

In early 2025, we launched our Focused Transformation program across the enterprise. This initiative established clear expectations for accountability, improved portfolio performance, and reinforced disciplined capital allocation. We also completed a strategic portfolio review and initiated the process to sell Myers Tire Supply, sharpening our focus on markets where our expertise positions us to win.

Our results demonstrate meaningful progress. In the fourth quarter of 2025, we expanded both gross profit and operating margins. Adjusted EPS also improved, by 63 percent year-over-year, as we aligned our footprint with customer demand and emphasized higher-margin applications. For the full year, we delivered $20 million in annualized cost savings and improved free cash flow by 23 percent. We also reduced debt, invested in growth, and returned capital to shareholders while strengthening our balance sheet.

As we enter 2026, we are evolving our priorities to build on this momentum.

We are simplifying our portfolio and concentrating on core markets that align with our competitive advantage. Selling MTS will accelerate this shift and further position Myers for stronger and more consistent margin performance. We are embedding operational excellence as a permanent capability across the enterprise. In addition, we are directing capital toward high-growth platforms and opportunities that enhance returns, as we look to provide differentiated solutions for our customers' evolving challenges.

The Myers Industries of today is more focused, more disciplined, and better positioned for profitable growth. I am confident in our trajectory and committed to delivering the value our shareholders expect and deserve.

Thank you for being part of the next chapter for Myers Industries.

Sincerely,

Aaron M. Schapper

President, Chief Executive Officer, and Director

Building a Stronger, More Focused Myers

Myers executed its Focused Transformation program in 2025 to strengthen business performance and position the company for sustainable, long-term success. Through a disciplined review of operations and portfolio alignment, we concentrated on our core competencies, streamlined our operating model, and took deliberate actions to improve profitability while building a culture centered on execution, accountability, and continuous improvement. The table below details our progress in 2025.

FOCUSED TRANSFORMATION OBJECTIVES	2025 PROGRESS
1 Establish a culture of execution and accountability to drive performance	✓ Introduced new Core Values: Integrity, Customer Focus, Deliver Results, Continuous Improvement ✓ Aligned incentive plans to drive business unit performance and create accountability ✓ Established lean principles to drive clear, efficient processes
2 Create clear strategies to improve profitability of entire portfolio	✓ Acted to accelerate growth and expand margins; addressed and corrected underperformance ✓ Initiated the sales process of MTS to focus on businesses that are better aligned with our mission ✓ Implemented specific internal KPIs to elevate performance, track progress, and create accountability ✓ Developed strategic plans for organic growth with a cross-functional group
3 Deliver consistent and reliable results by effectively controlling what we can control	✓ Exited low-margin products and idled two of our nine rotational molding facilities to improve utilization and reduce costs ✓ Achieved $20M annualized cost savings commitment, primarily in SG&A, optimizing organizational efficiency ✓ Launched a Strategic Deployment Tool to drive disciplined planning
4 Optimize cash flow to support disciplined capital allocation deployment	✓ Generated $67M in free cash flow in 2025, up 23% Y/Y ✓ Invested in high-growth opportunities with superior returns, targeting capex of 3% of sales ✓ Returned $23M to shareholders in 2025 through dividends and share repurchase

Focused Transformation in 2026

In 2025, we moved Myers forward with purpose and urgency, made significant progress on our transformation, and delivered results with a continuous improvement mindset, providing a strong catalyst for 2026. This next phase of transformation prioritizes portfolio refinement, organic growth in high-return applications, disciplined cost management, and strong cash flow generation. At the same time, we are institutionalizing operational excellence by simplifying systems and workflows, further optimizing our manufacturing footprint, and reinforcing disciplined management practices, including capital allocation, across all levels of the organization.

2026 STRATEGIC PRIORITIES

FOCUS AREAS	**Customer Value and Core Markets** *Understand our markets and lead our categories*	**Operational Excellence and Cost Leadership** *Run fewer plays, run them better, and repeat every year*	**Investments to Maximize Profitable Growth** *Invest in growth platforms where returns are highest*
TRANSFORMATION OBJECTIVES	Simplify portfolio to focus on Products that Protect™ Strengthen customer relationships and deepen market insight Enhance commercial excellence Use shared channels across product brands	Simplify and standardize systems and workflows Further optimize footprint Refine organizational structure Foster continuous improvement culture	Invest in attractive, growing end markets organically and inorganically Develop new products through strategic innovation Maintain disciplined capital allocation

STRATEGIC OUTCOMES	**Revenue Growth**	**EBITDA Margin Expansion**	**Free Cash Flow Conversion**	**Accelerating to World Class**

BUILT ON CORE VALUES


INTEGRITY


CUSTOMER FOCUS


DELIVER RESULTS


CONTINUOUS IMPROVEMENT

2025 Performance at a Glance*

$20M
in annualized cost reductions, primarily in SG&A

$67.2M
generated in free cash flow, representing a **23%** increase year-over-year

10.3%
expansion in adjusted operating income margin year-over-year, an improvement of **30** basis points**

$31.0M
total debt reduction, resulting in net leverage ratio of **2.4x**, within our target ratio of 1.5 to 2.5x

$23M
returned to shareholders through dividends and opportunistic share repurchases

33.7%
adjusted gross profit margin, an increase of **30 bps**, reflecting a favorable mix and cost productivity initiatives**

OUR BUSINESS TODAY

Serving Diverse End Markets***



- 9%
- 10%
- 11%
- 14%
- 25%
- 31%

- Industrial
- Auto Aftermarket
- Infrastructure
- Vehicle
- Consumer
- Food and Beverage






*All data as of 12/31/25.

**Non-GAAP measure. See Appendix for reconciliation to the most directly comparable U.S. GAAP measure.

*** Percentages reflect 2025 net sales by end market.

Business Overview

MATERIAL HANDLING DRIVES MARGIN EXPANSION

Myers Industries operates in two business segments: Material Handling and Distribution.

In our Material Handling segment, we engineer and manufacture a broad range of market-leading sustainable plastic and metal solutions through our operations in the United States and Canada. Our Products that Protect™ include ground protection mats that preserve the environment and safeguard people; military-grade ammunition and fuel containers engineered for safety in demanding environments; reusable material-handling containers that protect inventory; and RV tanks and water storage solutions that protect vehicle systems and stored water.

Our Material Handling products serve a variety of industries, including Industrial, Construction, Infrastructure, Agricultural, Military, Automotive, Food Processing, Marine, Recreational Vehicle, and more. We sell products directly to end users and through distributors.

2025 MATERIAL HANDLING BUSINESS PERFORMANCE*

$112.4M

in operating income, up **44.5%** year-over-year

$150.1M

in adjusted EBITDA, up **5.6%** year-over-year**

24.1%

in adjusted EBITDA margin, up **120 basis points** year-over-year**

+560 bps

in operating margin expansion to **18.1%** year-over-year

*All data as of 12/31/25.

**Non-GAAP measure. See Appendix for reconciliation to the most directly comparable U.S. GAAP measure.

OUR MATERIAL HANDLING BUSINESSES

















AKRO-MILS, AMERI-KART, BUCKHORN, ELKHART PLASTICS, Jamco Products, SCEPTER, SIGNATURE SYSTEMS, TRILOGY PLASTICS

DISTRIBUTION SEGMENT IN STRATEGIC TRANSITION

Our Distribution segment provides tools, equipment, and supplies for the Tire, Wheel, and Under-Vehicle Service industry. This segment currently includes Myers Tire Supply (which is planned for divestiture in 2026) and Patch Rubber Company. These businesses serve fleet professionals, tire dealers, auto dealerships, retreaders, and government and school systems through distribution centers.





Myers Tire Supply   Patch Rubber Company

Leadership Team

CORPORATE MANAGEMENT/ EXECUTIVE TEAM



Aaron Schapper
President, Chief Executive Officer and Director



Samantha Rutty
Executive Vice President and Chief Financial Officer



Kari Brashear
Chief Legal Officer, Corporate Secretary & Senior Vice President, Business Development



Lorelei Evans
Senior Vice President, Chief Human Resources Officer



Jeff Condino
President, Contract Manufacturing and Signature Systems Material Handling



Mike Miller
Business Vice President, Scepter and Jamco Material Handling



Jeff Baker
President, Distribution



Kevin McElgunn
Vice President, Strategy and Corporate Development



Meghan Beringer
Senior Director, Investor Relations

BOARD OF DIRECTORS



Aaron Schapper
President, Chief Executive Officer and Director



F. Jack Liebau, Jr
Chairman of the Board; Audit Committee; Compensation and Management Development Committee; Corporate Governance Committee



Ronald M. De Feo
Chairman, Compensation and Management Development Committee



Jeffrey Kramer
Chairman, Corporate Governance Committee; Compensation and Management Development Committee



Lori Lutey
Chairman, Audit Committee



Yvette Dapremont Bright
Audit Committee; Corporate Governance Committee



William A. Foley
Audit Committee; Corporate Governance Committee



Bruce M. Lisman
Compensation and Management Development Committee; Corporate Governance Committee



Helmuth Ludwig
Audit Committee; Corporate Governance Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____**

COMMISSION FILE NUMBER 001-08524

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

OHIO	**34-0778636**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification Number)**

1293 S. MAIN STREET, AKRON, OHIO	**44301**	**(330) 253-5592**
(Address of Principal Executive Offices)	**(Zip Code)**	**(Telephone Number)**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Stock, without par value	MYE	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer	☒
Non-Accelerated filer ☐		Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing sale price on the New York Stock Exchange as of June 30, 2025: $457,647,016

Indicate the number of shares outstanding of registrant's common stock as of February 27, 2026: 37,403,228 Shares of Common Stock, without par value.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1.   Business

General Development of Business

Myers Industries, Inc. (the "Company") was founded in 1933 and is headquartered in Akron, Ohio. The terms "Myers Industries," "Company," "we," "us," or "our" wherever used herein refer to the Company, unless the context indicates to the contrary. Since its founding, the Company has grown from a small storefront distributing tire service supplies into an international manufacturing and distribution enterprise. In 1971, the Company went public, and the stock is traded on the New York Stock Exchange under the ticker symbol MYE.

The Company designs, manufactures, and markets a variety of plastic, metal and rubber products, including a broad selection of plastic reusable containers, pallets, small parts bins, bulk shipping containers, storage and organization products, OEM parts, custom plastic products, composite ground protection matting, consumer fuel containers and tanks for water, fuel and waste handling. Our plastic bulk containers replace single-use packaging, reducing waste and improving sustainability. The Company is also the largest U.S. distributor of tools, equipment and supplies used for tire, wheel and under vehicle service on passenger, heavy truck and off-road vehicles, as well as the manufacturing of tire repair and retreading products.

The Company operates fourteen manufacturing facilities and four distribution centers located in the U.S. and Canada and three distribution branches located in Central America. As of December 31, 2025, the Company has approximately 2,200 employees.

Serving customers around the world, Myers Industries' brands provide sustainable solutions to a wide variety of customers in diverse niche markets. Myers Industries' diverse products and solutions help customers to improve shop productivity with point of use inventory, to store and transport products more safely and efficiently, to improve sustainability through reuse, to lower overall material handling costs, to improve ergonomics for their labor force, to protect and access workspaces, to eliminate waste and to ultimately increase profitability.

Description of Business

The Company conducts its business activities in two distinct business segments, Material Handling and Distribution, consistent with the manner in which the Company's Chief Operating Decision Maker evaluates performance and makes resource allocation decisions.

The Material Handling Segment manufactures a broad selection of durable plastic reusable products that are used repeatedly during the course of their service life. At the end of their service life, these highly sustainable products can be recovered, recycled, and reprocessed into new products. The Material Handling Segment's products include plastic reusable containers, pallets, small parts bins, bulk shipping containers, storage and organization products, OEM parts, custom plastic products, composite ground protection matting, consumer fuel containers and tanks for water, fuel and waste handling. Products in the Material Handling Segment are primarily injection molded, rotationally molded, compression molded or blow molded. Injection, compression and blow molding primarily use electric power to heat and press resin into molds to form the products. Rotational molding involves multi-axis rotation of molds in natural gas fired ovens to form the resin into our products. The Material Handling Segment conducts its primary operations in the United States and Canada, but also exports globally. The Material Handling Segment serves a wide variety of markets, including industrial manufacturing, food processing, retail/wholesale products distribution, agriculture, automotive, recreational vehicles, marine vehicles, healthcare, appliance, bakery, electronics, textiles, construction, infrastructure and consumer, among others. Products are sold both directly to end-users and through distributors.

The Distribution Segment is engaged in the distribution of equipment, tools and supplies used for tire servicing and automotive under-vehicle repair and the manufacture of tire repair and retreading products. The product line includes categories such as tire valves and accessories, tire changing and balancing equipment, lifts and alignment equipment, service equipment and tools, and tire repair retread supplies. The Distribution Segment operates domestically through its regional and customer-focused sales team with strategically located regional distribution centers in the United States in addition to exporting globally. The Distribution Segment also has branch operations in certain Central American countries. The Distribution Segment serves retail and truck tire dealers, commercial auto and truck fleets, truck stop operations, auto dealers, general service and repair centers, tire retreaders, and government agencies. The Distribution Segment also manufactures and sells certain traffic markings, including reflective highway marking tape.

On February 8, 2024, the Company acquired the stock of Signature CR Intermediate Holdco, Inc. ("Signature" or "Signature Systems"), a manufacturer and distributor of composite matting ground protection for industrial applications, stadium turf protection and temporary event flooring, which is included in the Material Handling Segment. The Signature acquisition aligns with the Company's long-term strategic plan to transform the Company into a high-growth, customer-centric innovator of value-added engineered plastic solutions. Signature's annual sales were approximately $110 million at the time of the acquisition.

The following table summarizes the key attributes of the business segments for the year ended December 31, 2025:

Material Handling Segment

2025 Net Sales	Key Product Areas	Product Brands	Key Capabilities & Services	Representative Markets
$622.1 75%	• Plastic Reusable Containers & Pallets • Intermediate bulk containers • Fuel, water and waste containers • Composite Ground Protection Matting • Plastic Storage & Organizational Products • Plastic and Metal Carts • Metal Cabinets • Custom Products	• Akro-Mils® • Ameri-Kart® • Buckhorn® • Elkhart Plastics® • Jamco® • Scepter® • Signature Systems® • Trilogy Plastics™	• Plastic Rotational Molding • Plastic Injection Molding • Structural Foam Molding • Plastic Blow Molding • Plastic Compression Molding • Material Regrind & Recycling • Product Design • Prototyping • Product Testing • Composite Material Formulation • Plastic Thermoforming • Infrared Welding • Metal Forming • Stainless Steel Forming • Powder Coating	• Agriculture • Automotive • Consumer • Custom • Food Distribution • Food Processing • Healthcare • Industrial • Infrastructure & Construction • Manufacturing • Marine • Military • Recreational Vehicle • Retail Distribution • Wholesale Distribution

Distribution Segment

2025 Net Sales	Key Product Areas	Product Brands	Key Capabilities & Services	Representative Markets
$203.9 25%	• Tire Valves & Accessories • Tire Changing & Balancing Equipment • Lifts & Alignment Equipment • Service Equipment • Hand Tools • Tire Repair & Retread Equipment & Supplies • Brake, Transmission & Allied Service Equipment & Supplies • General Shop Supplies • Tire Pressure Monitoring System • Highway Markings [1] • Industrial Rubber [1]	• Myers Tire Supply® • Myers Tire Supply International™ • MTS Xpress™ • Elrick™ • Fleetline™ • MTS™ • Mohawk Rubber Sales™ • Seymoure™ • Tuffy™ • MXP® • Patch Rubber Company® [1] • Advance Traffic Markings® [1]	• Broad Sales Coverage • Local Sales • Four Strategically Placed Distribution Centers • International Distribution • Personalized Service • National Accounts • Product Training • Repair/Service Training • New Products/Services "Speed to Market" • Tiered Product Offerings • Rubber Compounding [1] • Rubber Calendaring [1] • Rubber Mixing [1]	• Retail Tire Dealers • Truck Tire Dealers • Auto Dealers • Commercial Auto & Truck Fleets • General Repair & Services Facilities • Tire Retreaders • Tire Repair • Truck Stop Operations • Telecommunications • Mining • Industrial [1] • Road Construction [1] • Governmental Agencies [1]

[1] *These products, capabilities and markets are excluded from the strategic review and sale process of the Myers Tire Supply domestic and Central American businesses included in the Distribution segment as more fully described in Part II, Note 6 to the consolidated financial statements.*

Segments Overview

Material Handling Segment

The Material Handling Segment manufactures highly engineered polymer packaging containers, storage and safety products, composite ground protection and specialty molded parts. The brands within this segment include **Akro-Mils®, Ameri-Kart®, Buckhorn®, Elkhart Plastics®, Jamco®, Scepter®, Signature Systems® and Trilogy Plastics™.**

Akro-Mils Material Handling products provide customers everything they need to store, organize and transport a wide range of goods while increasing overall productivity and profitability. Serving industrial, commercial and consumer markets, Akro-Mils products range from AkroBins® — the industry's leading small parts bins — to Super-Size AkroBins, metal panel and bin hanging systems, metal and plastic storage cabinet and bin systems, wire shelving systems, plastic and metal transport carts and a wide variety of custom storage and transport products. Akro-Mils products deliver storage and organization solutions in a wide variety of applications, from creating assembly line workstations to organizing medical supplies and retail displays. Emphasis is placed on product bundling and customizing systems to create specific storage and organization configurations for customers' operations.

Buckhorn's reusable containers and pallets are used in closed-loop supply chain systems to help customers improve product protection, increase handling efficiencies, reduce freight costs and eliminate solid waste and disposal costs. Buckhorn offers products to replace costly single use cardboard boxes, wooden pallets, super sacks and steel containers. Buckhorn has a broad product line that includes injection-molded and structural foam-molded constructions. Buckhorn's product lines include hand-held containers used for inventory control, order management and transportation of retail goods; collapsible and fixed-wall bulk transport containers for light and heavy-duty tasks; intermediate bulk containers for the storage and transport of food, liquid, powder, and granular products; plastic pallets; and specialty boxes designed for storage of items such as seed. Buckhorn also produces a wide variety of specialty products for niche applications and custom products designed according to exact customer specifications.

Jamco Products is well established in industrial and commercial markets with its wide selection of welded steel and stainless steel service carts, platform trucks, mobile work centers, racks and cabinets for plastic bins, safety cabinets, medical cylinder carts and more. Jamco Products' quality product offering, relationships with industrial distributors and reputation for quality and service complements Myers Industries' other Material Handling businesses.

Scepter is a leading producer of portable plastic fuel containers, portable marine fuel tanks, water containers and military ammunition containers. Scepter was the first provider of jerry cans to North America which offer safe, reliable transportation and storage of fuel for the consumer market. Scepter also manufactures a variety of blow or injection molded products for military applications from high quality containers to safely store and transport large caliber ammunition, to military-specified portable fuel and water canisters. Scepter's in-house product engineering and state of the art mold capabilities complements Myers Industries' Material Handling Segment through an increased product offering and global reach.

Signature Systems is a leading manufacturer and distributor of composite ground protection for industrial applications, stadium turf protection and temporary event flooring. Signature Systems composite ground protection mats are manufactured using compression molding and structural foam injection molding and are sold globally. Signature Systems products include MegaDeck®, SignaRoad® and DuraDeck®, among others, which offer durable, reusable ground protection for construction and infrastructure applications, and OmniDeck® and Matrax® among others, which offer ground protection for stadium and other event venues.

The Company's rotational molding business operates under the Ameri-Kart, Elkhart Plastics and Trilogy Plastics brand names and is a leader in rotational molding with a manufacturing footprint and capabilities to serve customers across the country. The Company is an industry leading rotational molder of water, fuel and waste handling tanks, plastic trim and interior parts used in the production of seat components, consoles, and other applications throughout the recreational vehicle, marine, industrial and certain niche consumer markets. Custom plastics are rotationally molded in a variety of lengths, shapes and thicknesses to meet customer needs, including high quality, high tolerance parts and assemblies. The Company manufactures and markets branded products including Connect-A-Dock®, a modular floating dock system, and Tuff series stackable intermediate bulk containers for specialty chemicals, coatings, agricultural and other industries. The Company's rotational molding business also has thermoforming capability.

Distribution Segment

The Distribution Segment includes the **Myers Tire Supply**®, **Myers Tire Supply International**™, **Tuffy Manufacturing**™**, Mohawk Rubber Sales**™ and **Patch Rubber Company**® brands. Within the Distribution Segment the Company sources and manufactures products for the tire, wheel and under-vehicle service industry.

With these brands, the Distribution Segment is the largest U.S. distributor and single source for tire, wheel and under-vehicle service tools, equipment and supplies. The Company buys and sells over 30,000 unique items — everything that professionals need to service passenger, truck and off-road tires, wheels and related components. Independent tire dealers, mass merchandisers, commercial auto and truck fleets, truck stop operations, auto dealerships, tire retreaders and general repair facilities rely on our broad product selection, rapid availability and personal service to be more productive and profitably grow their businesses.

While the needs and composition of our distribution markets constantly change, we adapt and deliver new products and services that are crucial to our customers' success. The new product pipeline is driven by a thorough understanding of the market, our customers' needs and working closely with suppliers to develop innovative products and services to meet these needs. Tailored products, services and field support including access to leading suppliers, an expansive customer care team and a strong national footprint are supported through the Company's leading brands including Myers Tire Supply, Tuffy Manufacturing and Mohawk Rubber Sales. On an international scale, Myers Tire Supply International further distributes these product offerings and services in Central America, through its branch offices, and to other foreign countries, through its U.S. export business.

Patch Rubber Company manufactures one of the most comprehensive lines of tire repair and retreading products in the United States. Service professionals rely on our extensive product selection and quality for safe, cost-effective repairs to passenger, truck and off-road tires. Products include the plug that fills a puncture, the cement that seals the plug, the tire innerliner patch and the final sealing compound. Patch brand repair products maintain a strong position in the tire service markets including sales through the Myers Tire Supply sales network. Patch Rubber also employs its rubber calendering and compounding expertise to create a diverse portfolio of products outside of the tire repair market, such as permanent and temporary reflective highway marking tape. Our rubber-based tape and symbols provide the durability and brightness that construction professionals demand to replace paint for marking road repair, intersections and hazardous areas.

Raw Materials & Suppliers

The Company purchases substantially all of its raw materials from a wide range of third-party suppliers. These materials are primarily polyethylene, polypropylene, and polystyrene plastic resins and steel, all used within the Material Handling Segment, as well as synthetic and natural rubber. Most raw materials are commodity products and/or are available from several domestic suppliers. We believe that the loss of any one supplier or group of suppliers would not have a material adverse effect on our business, although there are limited suppliers of certain grades of plastic resins, where the market supply can be temporarily disrupted by an unanticipated loss of capacity from any one such supplier. Additionally, certain components of the Company's products are manufactured through supply arrangements using proprietary molds owned by the Company, and unanticipated loss of one of these suppliers could temporarily disrupt a product line. Our Distribution Segment purchases substantially all of its components from third-party suppliers and has multiple sources for its products.

Deliveries of our materials and supplies are primarily made by commercial truck from the United States and Canadian suppliers, but in the case of resin, may also be delivered by rail to certain of our facilities. Within the Distribution Segment many of the products we distribute are imported.

Competition

Competition in our Material Handling Segment is substantial and varied in form and size from manufacturers of similar products to those of other products which can be substituted for products produced by the Company. In general, most direct competitors with the Company's brands are private entities. Myers Industries maintains strong brand presence and market positions in the niche sectors of the markets it serves. The Company does not command substantial, overall market presence in the broad market sectors.

Competition in our Distribution Segment is generally comprised of small companies, regional distributors and national auto parts chains where product offerings may overlap. Within the overall tire, wheel and under-vehicle service market, Myers Industries is the largest U.S. distributor of tools, equipment and supplies offered based on national coverage.

Customer Dependence

In 2025, 2024 and 2023, there were no customers that accounted for more than ten percent of total net sales. Myers Industries serves thousands of customers who demand value through product selection, innovation, quality, delivery and responsive personal service. Our brands foster satisfied, loyal customers who have recognized our performance through numerous supplier quality awards.

Backlog

The backlog of orders for our operations is estimated to have been approximately $105 million at December 31, 2025 and approximately $102 million at December 31, 2024. Generally, our lead time between customer order and product delivery is less than 90 days, and thus our estimated backlog is expected to be substantially delivered within the succeeding three months. During periods of shorter lead times, backlog may not be a meaningful indicator of future sales. Accordingly, we do not believe our backlog data and comparisons thereof, as of different dates, reliably indicate future sales or shipments.

Human Capital Management

Myers employees are located throughout North and Central America and the United Kingdom. Employee levels are managed to align with the pace of business and management believes it has sufficient human capital to operate its business successfully. The Company employed approximately 2,200 people globally in both a full-time and part-time capacity as of December 31, 2025. Of these, approximately 1,700 were employed in the Company's Material Handling Segment while the Distribution Segment employed approximately 400. The Company had approximately 100 Corporate and shared service employees. As of December 31, 2025, the Company had approximately 135 employees represented by a labor union. The collective bargaining agreement between us and the labor union expires June 30, 2028. Myers considers its relationships with its employees and union to be in good standing. The Myers employee base provides the foundation for our Company's success.

Myers and its employees are committed to working safely and collaboratively, conducting all aspects of business with the highest standards of integrity, leveraging processes and procedures to drive continuous improvement and empowering individuals and teams across the Company through a performance-based culture.

Health and Safety

The health, safety, and well-being of our employees is very important to us. The Company has developed a health and safety program that focuses on implementing policies and training programs to ensure all employees can expect workplace safety. The Company's health and safety strategies are consistently reviewed and updated as changes occur and key metrics are discussed in our Corporate Safety Committee meetings. The results of these critical safety statistics and metrics are distributed internally. Safety awareness and employee engagement programs have been implemented at the Company's facilities and are a critical consideration in our town hall meetings.

Talent Development

Successful execution of the Company's strategy depends on attracting and retaining highly qualified individuals. The Company believes it is important to reward associates with competitive wages and benefits to recognize professional excellence and career progression. The Company also believes it is important to provide pay and benefits that are competitive and equitable based on its local markets and aligned with a performance-based culture.

The Company believes that having open, honest dialogue with its employees is a key tenet in evolving its culture and keeping it thriving. As a function of this approach, the Company conducts surveys on a periodic basis to measure and report employee engagement and areas of concern. The Company also provides professional development and training opportunities to advance the skills and expertise of Myers' employees.

Available Information

Filings with the SEC.   As a public company, we regularly file reports and proxy statements with the Securities and Exchange Commission ("SEC"), such as:

- annual reports on Form 10-K;
- quarterly reports on Form 10-Q;
- current reports on Form 8-K; and
- proxy statements on Schedule 14A.

The SEC maintains an internet website that contains our reports, proxy and information statements, and our other SEC filings; the address of that site is https://www.sec.gov.

We make our SEC filings available free of charge on our own internet site as soon as reasonably practicable after we have filed with the SEC. Our internet address is https://www.myersindustries.com. The content on the Company's website is available for informational purposes only and is not incorporated by reference into this Form 10-K.

Our website also contains additional information about our corporate governance policies, including the charters of our standing board committees, as described further under Part III, Item 10 of this Form 10-K. Any of these items are available in print to any shareholder who requests them. Requests should be sent to Corporate Secretary, Myers Industries, Inc., 1293 S. Main Street, Akron, Ohio 44301.

ITEM 1A.   Risk Factors

This Form 10-K and the information incorporated by reference contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including information regarding the Company's financial outlook, future plans, objectives, business prospects and anticipated financial performance. Forward-looking statements can be identified by words such as "will," "believe," "anticipate," "expect," "estimate," "intend," "plan," or variations of these words, or similar expressions. These forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, these statements inherently involve a wide range of inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. The Company's actual actions, results, and financial condition may differ materially from what is expressed or implied by the forward-looking statements. Specific factors that could cause such a difference include those set forth below and other important factors disclosed previously and from time to time in our other filings with the SEC. Given these factors, as well as other variables that may affect our operating results, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance, nor use historical trends to anticipate results or trends in future periods. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We expressly disclaim any obligation or intention to provide updates to the forward-looking statements and the estimates and assumptions associated with them.

Risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements include, but are not limited to:

Risks Relating to Our Business and Operations

Significant increase in the cost of raw materials or disruption in the availability of raw materials could adversely affect our financial performance.

Our ability to manage our cost structure can be adversely affected by movements in commodity and other raw material prices. Our primary raw materials include plastic resins, colorants, steel and natural and synthetic rubbers. Plastic resins in particular are subject to substantial short-term price fluctuations, including those arising from supply shortages and changes in the prices of natural gas, crude oil and other petrochemical intermediates from which resins are produced, as well as other factors such as production interruption created by extreme weather conditions or other conditions outside of our control. The Company's revenue and profitability may be materially and adversely affected by these price fluctuations.

Market conditions may limit our ability to raise selling prices to offset increases in our raw material input costs. If we are unsuccessful in developing ways to mitigate raw material cost increases, we may not be able to improve productivity or realize our ongoing cost reduction programs sufficiently to help offset the impact of these increased raw material costs. As a result, higher raw material costs could result in declining margins and operating results.

Raw material availability is subject to the risk of our suppliers' ability to supply products to us, which could be affected by the suppliers' ability to produce and deliver raw materials due to material or labor shortages or labor disputes or strikes. Changes in raw material availability may also occur due to events beyond our control, including natural disasters such as floods, tornadoes, hurricanes and other extreme weather conditions. Our specific molding technologies and/or product specifications can limit our ability to timely locate alternative suppliers to produce certain products. This can occur when there are limited suppliers of certain grades of plastic resins, where the market supply can be temporarily disrupted by an unanticipated loss of capacity from any one such supplier.

In some instances, we rely on a limited number of key suppliers to manufacture custom made components for certain of our products using proprietary molds that we own. We have not and do not expect disruption from these key suppliers, and our sourcing team has taken measures to mitigate this risk. However, if suppliers of these custom made components are unable to meet our requirements, fail to make shipments in a timely manner, or ship defective components, we could experience a shortage or delay in supply or fail to meet our customers' demand, which could adversely affect our financial condition and results of operations.

We operate in a very competitive business environment, which could affect our financial condition and results of operations.

Both of our segments participate in markets that are highly competitive. We compete primarily on the basis of product quality and performance, value, and supply chain competency. Our competitive success also depends on our ability to maintain strong brands, customer relationships and the belief that customers will need our solutions to meet their growth requirements. The development and maintenance of such brands require continuous investment in brand building, marketing initiatives and advertising. The competition that we face in all of our markets — which varies depending on the particular business segment, product lines and customers — may prevent us from achieving sales, product pricing and income goals, which could affect our financial condition and results of operations.

Ongoing industry consolidation continues to create competitors with greater financial and other resources. Competitive pressures may require us to reduce prices and attempt to offset such price reductions with improved operating efficiencies and reduced expenditures, for which options may be limited or unavailable. Additionally, larger competitors may be better positioned to weather prolonged periods of reduced prices, which may incentivize them to reduce prices even when not dictated by market and competitive conditions.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, could adversely affect our results of operations.

There is significant uncertainty about the future of trade relationships around the world, including the impact of changes to trade laws and regulations, trade policies, and tariffs. The United States has proposed and imposed extensive tariffs and increased tariffs on products sourced from many countries. Trade tensions continue to be high, and we expect that uncertainty regarding tariffs will remain fluid and evolving and therefore we cannot predict what additional actions may ultimately be taken by the U.S. or other governments with respect to tariffs or trade relations, what products may be subject to such actions (including subject to U.S. export control restrictions), or what actions may be taken by the other countries in retaliation.

Any additional changes in U.S. trade policies may continue to strain international trade relations and could result in new tariffs or other restrictions on products, components or raw materials sourced, directly or indirectly, from foreign countries, which could increase raw material costs and adversely impact profitability. However, as the Company has limited foreign operations and sources much of its raw materials domestically, we do not believe new tariffs would have a material impact on our operations. We also believe that adverse impacts can be mitigated over time through increases in price or sourcing through an alternate supply chain.

Our operations depend on our ability to maintain continuous, uninterrupted production at our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

We are subject to inherent risks from our diverse manufacturing and distribution activities, including but not limited to product quality, safety, licensing requirements and other regulatory issues, environmental events, loss or impairment of key manufacturing or distribution sites, disruptions in logistics and transportation services, labor disputes and industrial accidents. While we maintain insurance covering our manufacturing and production facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of our facilities due to accident, fire, explosion, natural disaster or any other reason, whether short or long-term, could have a material adverse effect on our business, financial condition and results of operations.

Unexpected failures of our equipment, machinery and manufacturing processes may also result in production delays, revenue loss and significant repair costs, as well as injuries to our employees. Any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative impact on our profitability and cash flows. Our business interruption insurance may not be sufficient to offset the lost revenues or increased costs that we may experience during a disruption of our operations. A temporary or long-term business disruption could result in a permanent loss of customers. If this were to occur, our future sales levels, and therefore our profitability, could be materially adversely affected.

Additionally, we depend on skilled labor in the manufacturing of our products. High demand for skilled manufacturing labor in the United States has resulted in difficulty hiring, training, and retaining labor. Difficulties in securing skilled labor can result in increased hiring and training costs, increased overtime to meet demand, and increased wage rates to attract and retain workers, and lower manufacturing efficiency due to fewer and less experienced workers which could adversely affect our business or our ability to meet customer demand.

Our future performance depends in part on our ability to develop and market new products if there are changes in technology, regulatory requirements or competitive processes.

Changes in technology, regulatory requirements and competitive processes may render certain of our products obsolete or less attractive. Our performance in the future will depend in part on our ability to develop and market new products that will gain customer acceptance and loyalty, as well as our ability to adapt our product offerings and control our costs to meet changing market conditions. Our operating performance would be adversely affected if we were to incur delays in developing new products or if such products did not gain market acceptance. There can be no assurance that existing or future products will be sufficiently successful to enable us to effectively compete in our markets or, should new product offerings meet with significant customer acceptance, that one or more current or future competitors will not introduce products that render our products noncompetitive.

We may not be successful in protecting our intellectual property rights, including our unpatented proprietary know-how and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others.

In addition to relying on patent and trademark rights, we rely on unpatented proprietary know-how and trade secrets and employ various methods, including confidentiality agreements with employees, consultants and other business partners, to protect our know-how and trade secrets. However, these methods and our patents and trademarks may not afford complete protection and there can be no assurance that others will not independently develop the know-how and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Additionally, in the future we may license patents, trademarks, trade secrets and similar proprietary rights to third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights and, if not successful, we may not be able to protect the value of our intellectual property. We have been, and may in the future be, subject to claims asserting the infringement of the intellectual property rights of third parties seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

Our business operations could be adversely affected if we lose key employees or members of our senior management team.

Our success depends to a significant degree upon the continued contributions of our key employees and senior management team. Our senior management team has extensive marketing, sales, manufacturing, finance and engineering experience, which we believe is instrumental to our continued success. Our future success will depend, in part, on our ability to attract and retain qualified personnel who have experience in the application of our products and are knowledgeable about our business, markets and products. We cannot assure that we will be able to retain our existing senior management personnel or other key employees or attract additional qualified personnel when needed, and we may modify our management structure from time to time or reduce our overall workforce, which may create marketing, operational and other business risks. The loss of key employees or executive officers in the future could adversely impact our business and operations, including our ability to successfully implement our business strategy, financial plans, expansion of services, marketing and other objectives.

Impairment in the carrying value of goodwill and/or intangible assets could have a material adverse effect on our results of operations and financial position.

We perform reviews of goodwill and intangible assets on an annual basis, or more frequently if indicators present a possible impairment. We test goodwill at the reporting unit level using a combination of a discounted cash flow analysis and market-based approach. If the carrying value of a reporting unit exceeds its fair value, the related goodwill would be considered impaired and also could indicate impairment of other assets. We test intangible assets at the asset group level estimating future cash flows over the expected remaining life of the assets, on an undiscounted basis. If we were to have a significant goodwill and/or intangible asset impairment it could impact our results of operations as well as our net worth. See Note 4 to the consolidated financial statements for additional details concerning goodwill and intangible assets.

Our common stock has experienced, and may continue to experience, price volatility.

Our common stock has at times experienced substantial price volatility as a result of many reasons, including in response to the risks described in this section and elsewhere in this report or for reasons unrelated to our operations, including the general volatility of stock market prices and volumes, changes in securities analysts' estimates of our financial performance, variations between our actual and anticipated financial results, or general financial, economic and political instability. For these reasons, among others, the price of our stock may continue to fluctuate.

Risks Relating to the Execution of Our Strategy

Our strategic growth initiatives have inherent risks and may not achieve anticipated benefits.

Our growth initiatives include:

- Organic growth driven by strong brands and new product innovation;

- Development of new, high-growth markets and expansion in existing niche markets;

- Strengthened customer relationships through value-added initiatives and key product partnerships;

- Investments in new technology and processes to reinforce market strength and capabilities in key business groups;

- Consolidation and rationalization activities to further reduce costs and improve productivity within our manufacturing and distribution footprint;

- An opportunistic and disciplined approach to strategic acquisitions to accelerate growth in our market positions; and

- Potential divestitures of businesses with non-strategic products or markets.

While this is a continuous process, all of these activities and initiatives have inherent risks and there remain significant challenges and uncertainties, including economic and general business conditions that could limit our ability to achieve anticipated benefits associated with announced strategic initiatives and affect our financial results. We may not achieve any or all of these goals and are unable to predict whether these initiatives will produce significant revenues or profits.

We may not realize the improved operating results that we anticipate from past acquisitions or from acquisitions we may make in the future, and we may experience difficulties in integrating the acquired businesses or may inherit significant liabilities related to such businesses.

We explore opportunities to acquire businesses that we believe are related to the execution of the Company's long-term strategies, with a focus on, among other things, alignment with the Company's existing technologies and competencies, flexible operations, and leadership in niche markets, such as our most recent acquisition of Signature Systems completed on February 8, 2024. Some of these acquisitions may be material to us. We expect such acquisitions will produce operating results consistent with our other operations and our strategic goals; however, we may be unable to achieve the benefits expected to be realized from our acquisitions. In addition, we may incur additional costs and our management's attention may be diverted because of unforeseen expenses, difficulties, complications, delays and other risks inherent in acquiring businesses, including the following:

- We may have difficulty integrating the acquired businesses as planned, which may include integration of systems of internal controls over financial reporting and other financial and administrative functions;

- We may have delays in realizing the benefits of our strategies for an acquired business;

- The increasing demands on our operational systems and integration costs, including diversion of management's time and attention, may be greater than anticipated;

- We may not be able to retain key employees necessary to continue the operations of an acquired business;

- Acquisition costs may be met with cash or through increased debt, increasing the risk that we will be unable to satisfy current and future financial obligations; and

- Acquired companies may have unknown liabilities that could require us to spend significant amounts of additional capital.

Completion of strategic review to sell the Myers Tire Supply business may not result in a successfully completed transaction.

We continue to progress on the strategic review and ultimate sale processes of the Myers Tire Supply domestic and Central American businesses, however there can be no assurance that the ongoing process will result in the consummation of any transaction. We may incur substantial expenses associated with identifying and evaluating potential buyers. The process of completing the sale process may be time-consuming and disruptive to our business operations, and if we are unable to effectively manage the process, our business, financial condition and results of operations could be adversely affected. We cannot assure that any potential transaction or other strategic alternative, if identified, evaluated and consummated, will prove to be beneficial to shareholders and that the process of identifying, evaluating and consummating any potential transaction or other strategic alternative will not adversely impact our business, financial condition or results of operations. We also cannot assure that any potential transaction will not exclude assets or liabilities that will need to be addressed or disposed at Myers' cost. Any potential transaction would be dependent upon a number of factors that may be beyond our control, including, among other factors, market conditions, industry trends, the interest of third parties in our business, and the availability of financing to potential buyers on reasonable terms. In addition, while this process continues, we are exposed to risks and uncertainties, including potential difficulties in retaining and attracting key employees, distraction of our management from other important business activities, and potential difficulties in establishing and maintaining relationships with customers, suppliers, and other third parties, all of which could harm our business.

Transition services obligations in connection with proposed divestitures may result in increased costs, resource strain, and delayed overhead reduction.

In connection with the contemplated divestitures of our Myers Tire Supply domestic and Central American businesses, we may enter into one or more transition services agreements ("TSAs") pursuant to which we will provide the buyer with certain administrative and operational support, including information technology and human resources services, until such time as the divested businesses are fully capable of operating independently. These obligations may require us to maintain systems, personnel, and infrastructure beyond the timeframe originally anticipated, thereby imposing a higher burden on our corporate overhead and delaying the implementation of planned cost reductions. Further, the provision of transition services may divert management attention and internal resources from our continuing operations and strategic initiatives. Should these obligations result in greater-than-expected costs, prolonged retention of shared resources, or delays in achieving anticipated overhead reductions, our ability to realize the expected financial and operational benefits of the divestitures could be materially and adversely affected.

Risks Relating to Economic Conditions and Currency Exchange Rates

Our results of operations and financial condition could be adversely affected by a downturn or inflationary conditions in the United States economy or global markets.

We operate in a wide range of regions, primarily in North America. Additionally, some of our end markets are cyclical, and some of our products are a capital expense for our customers. Worldwide and regional business and political conditions and overall strength of the worldwide, regional and local economies, including changes in the economic conditions of the broader markets and in our individual niche markets, could have an adverse effect on one or both of our operating segments.

Inflationary economic conditions in North America and the other regions in which we operate could adversely impact the cost of labor, and commodity and other raw material prices. Market conditions may limit our ability to raise selling prices to offset increased costs and prices caused by inflation. To the extent we are not able to offset increased costs and prices caused by inflation we may not be able to maintain current margins and operating results.

We derive a portion of our revenues from direct and indirect sales outside the United States and are subject to the risks of doing business in foreign countries.

We currently operate manufacturing, sales and service facilities outside of the United States, particularly in Canada and Europe. For the year ended December 31, 2025, international net sales accounted for approximately 7% of our total net sales. Accordingly, we are subject to risks associated with operations in foreign countries, including:

- Fluctuations in currency exchange rates;

- Limitations on the remittance of dividends and other payments by foreign subsidiaries;

- Limitations on foreign investment;

- Additional costs of compliance with local regulations; and

- In certain countries, higher rates of inflation than in the United States.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs related to our international operations could adversely affect our operations and financial results in the future.

Risks Relating to Our Debt and Capital Structure

If we are unable to maintain access to credit financing, our business may be adversely affected.

The Company's ability to make payments on or refinance our indebtedness, fund planned capital expenditures, finance acquisitions and pay dividends depends on our ability to continue to generate sufficient cash flow and retain access to credit financing. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will continue to generate sufficient cash flow from operating activities or that future borrowings will be available to us in amounts sufficient to enable us to service debt, make necessary capital expenditures or fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot ensure that we would be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our current credit facilities require us to maintain specified financial ratios, and our ability to satisfy those requirements may be affected by events beyond our control. A breach of any of those financial ratio covenants or other covenants could result in a default and upon such a default the lenders could elect to declare the applicable outstanding indebtedness immediately due and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders would waive a default or that we could pay the indebtedness in full if it were accelerated.

Our variable rate indebtedness increases our interest rate risk.

Under the Amended Loan Agreement the Company's Term Loan A and Revolver bear interest at variable rates, based on Term SOFR, RFR, SONIA, EURIBOR and CORRA based loans. The Company has entered into an interest rate swap agreement to hedge future changes on a portion of its variable-rate debt. If interest rates increase, our debt service obligations on the unhedged portion of our variable rate debt will increase even if the amount borrowed remains the same, and our net income and cash flows, will decrease correspondingly.

We may incur losses and additional costs as a result of our hedging transactions.

The Company's use of hedging instruments, including our current interest rate swap agreement to limit the Company's exposure to changes in interest rates on a portion of its floating rate indebtedness may not fully mitigate the possibility of fluctuations in the Company's variable interest rate or prevent future losses if the values of such positions decline. Hedging instruments may also limit the opportunity for gain should the values of the hedged position increase.

The success of any hedging transaction will depend on our ability to correctly predict movements in interest rates. Therefore, while we have in the past and may in the future enter into such transactions to seek to reduce interest rate risk, unanticipated changes in interest rates may result in reduced net income and cash flows than if we had not entered into such hedging transactions.

Moreover, for a variety of reasons, we may not seek to (or be able to) establish a perfect match between critical terms on such hedging instruments causing all or a portion of those amounts being hedged to be excluded from the measurement of hedge effectiveness and adversely impact operating results.

Equity Ownership Concentration

Based solely on the Schedule 13D/A filed on December 13, 2024, by Mario J. Gabelli, Gabelli Funds, LLC, GAMCO Asset Management Inc., MJG Associates, Inc., Teton Advisors, Inc., Gabelli Foundation, Inc., GGCP, Inc., GAMCO Investors, Inc., Associated Capital Group, Inc. and Gabelli & Company Investment Advisors, Inc., (collectively, the "Gamco Group"), for which the Company disclaims any responsibility for accuracy, the Gamco Group beneficially owned 5,391,685 shares of our common stock, which represented approximately 14.4% of the 37,381,741 shares outstanding at December 31, 2025. Individually or combined, these parties may have sufficient voting power to influence actions requiring the approval of our shareholders.

Risks Related to Data Privacy and Information Security

Our information technology systems may experience an interruption or a breach in security.

We rely on information technology systems to process, transmit and store electronic information and manage and operate our business. Such systems are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, computer viruses, computer denial-of-service attacks, unauthorized intrusion, and other events, any of which could interrupt our business operations. The use of artificial intelligence, authorized or unauthorized, could increase the risk of unauthorized disclosure of our confidential or proprietary information. While we have implemented security measures designed to prevent and mitigate the risk of breaches, information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cybersecurity attacks. A failure in or a breach of security in our information technology systems could expose us, our customers and our suppliers to risks of misuse of confidential information, manipulation and destruction of data, production downtimes and operations disruptions, which in turn could negatively affect our reputation, competitive position, business, results of operations or cash flows. Furthermore, because the techniques used to carry out cybersecurity attacks change frequently and in many instances are not recognized until after they are used against a target, we may be unable to anticipate these changes or implement adequate preventative measures.

Changes in privacy laws, regulations and standards may negatively impact our business.

Personal privacy and data security have become significant issues in the United States and in many other jurisdictions where we offer our products. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Federal, state, or foreign government bodies or agencies have in the past adopted and may in the future adopt, laws and regulations affecting data privacy which may require us to incur significant compliance costs. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, rules and regulations could result in significant cost and liability to us, damage our reputation, inhibit our sales and adversely affect our business.

Risks Related to Legal, Compliance and Regulatory Matters

Future claims, litigation and regulatory actions could adversely affect our financial condition and our ability to conduct our business.

The nature of our business exposes us, from time to time, to breach of contract, warranty or recall claims, claims for negligence, or product liability, strict liability, personal injury or property damage claims. We strive to ensure that our products comply with applicable government regulatory standards and internal requirements and that our products perform effectively and safely; however, customers from time to time could claim that our products do not meet contractual requirements, and users could be harmed by use or misuse of our products. This could give rise to breach of contract, warranty or recall claims, claims for negligence, product liability, strict liability, personal injury or property damage. Such claims can be expensive to defend or address and may divert the attention of management for significant time periods. While we currently maintain what we believe to be suitable and adequate product liability insurance coverage, such coverage may not be available or adequate in all circumstances and claims may increase the cost of such insurance coverage. In addition, claims may arise related to patent infringement, environmental liabilities, distributor terminations, commercial contracts, antitrust or competition law, employment law and employee benefits issues and other regulatory matters. While we have in place processes and policies to mitigate these risks and to investigate and address such claims as they arise, we cannot predict the underlying costs to defend or resolve such claims.

Current and future environmental and other governmental laws and requirements could adversely affect our financial condition and our ability to conduct our business.

Our operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the handling, use, treatment, storage and disposal of, or exposure to, hazardous wastes and other materials and require clean-up of contaminated sites. Some of these laws and regulations require us to obtain permits, which contain terms and conditions that impose limitations on our ability to emit and discharge hazardous materials into the environment and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines, penalties and other civil or criminal sanctions may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. Certain environmental laws in the United States, such as the federal Comprehensive Environmental Response, Compensation and Liability act of 1980, as amended, 42 U.S.C. §§ 9601 et seq. ("CERCLA" or "Superfund law") and similar state laws, impose liability for the cost of investigation or remediation of contaminated sites upon the current or, in some cases, the former site owners or operators (or their predecessor entities) and upon parties who arranged for the disposal of wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of when the release of hazardous substances occurred or the lawfulness of the activities giving rise to the release.

Such liability can be imposed without regard to fault and, under certain circumstances, can be joint and several, resulting in one party being held responsible for the entire obligation.

While we have not been required historically to make significant capital expenditures in order to comply with applicable environmental laws and regulations, we cannot predict with any certainty our future capital expenditure requirements because of continually changing compliance standards and environmental technology. Furthermore, violations or contaminated sites that we do not know about, including contamination caused by prior owners and operators of such sites, or at sites formerly owned or operated by us or our predecessors in connection with discontinued operations, could result in additional compliance or remediation costs or other liabilities, which could be material.

As more fully described in Note 9 to the consolidated financial statements, our subsidiary, Buckhorn, is a potentially responsible party ("PRP") in an environmental proceeding and remediation matter in which substantial amounts may be involved. It is possible that adjustments to reserved expenses will be necessary as new information is obtained, including after finalization and EPA approval of the work plan for the remedial investigation and feasibility study ("RI/FS"). Estimates of Buckhorn's environmental liabilities are based on current facts, laws, regulations and technology. Estimates of Buckhorn's environmental liabilities are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluation and cost estimates, the extent of remedial actions that may be required, the extent of oversight by the EPA and the number and financial condition of other PRPs that may be named, as well as the extent of their responsibility for the remediation. At this time, we have not accrued for such remediation costs as we are unable to estimate the liability at this time. Additionally, we are party to a consent decree regarding another location pursuant to which we are required to contribute to the costs of the remediation project.

We have limited insurance coverage for potential environmental liabilities associated with historic and current operations and we do not anticipate increasing such coverage in the future. We may also assume significant environmental liabilities in acquisitions. Such costs or liabilities could adversely affect our financial situation and our ability to conduct our business.

Environmental regulations specific to plastic products and containers could adversely affect our ability to conduct our business.

Federal, state, local and foreign governments could enact laws or regulations concerning environmental matters that increase the cost of producing, or otherwise adversely affect the demand for, plastic products. Legislation that would prohibit, tax or restrict the sale or use of certain types of plastic and other containers, and would require diversion of solid wastes such as packaging materials from disposal in landfills, has been or may be introduced in the U.S. Congress, in state legislatures and other legislative bodies. While container legislation has been adopted in a few jurisdictions, similar legislation has been defeated in public referenda in several states, local elections and many state and local legislative sessions. There can be no assurance that future legislation or regulation would not have a material adverse effect on us. Furthermore, a decline in consumer preference for plastic products due to environmental considerations could have a negative effect on our business.

Our insurance coverage may be inadequate to protect against potential hazardous incidents to our business.

We maintain property, business interruption, product liability and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from war risks, terrorist acts, whether domestic or foreign, or product liability claims relating to products we manufacture. Consistent with market conditions in the insurance industry, premiums and deductibles for some of our insurance policies have been increasing and may continue to increase in the future. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, there can be no assurance that our insurers would not challenge coverage for certain claims. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, it could have a material adverse effect on our financial position, results of operations or cash flows.

Changes in laws and regulations may have an adverse impact on our operations.

Changes in laws and regulations and approvals and decisions of courts, regulators, and governmental bodies on any legal claims known or unknown, could have an adverse effect on the Company's financial results. Additionally, changes in tax laws, particularly in light of changes in the composition of Congress, or new guidance or directives issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies could impact our future effective tax rate and may result in a material adverse effect on our business, financial condition, results of operations, or cash flows.

General Risk Factors

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

Internal control systems are intended to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Any failure to maintain effective controls or implement required new or improved controls could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our consolidated financial statements, and substantial costs and resources may be required to rectify these internal control deficiencies. If we have an internal control deficiency and our remedial measures are insufficient, material weaknesses or significant deficiencies in our internal control over financial reporting could be discovered or occur in the future, and our consolidated financial statements may contain material misstatements. See Item 9A – Controls and Procedures for further discussion.

Unforeseen events, including natural disasters, unusual or severe weather events and patterns, public health crises, geopolitical crises, and other catastrophic events may negatively impact our economic condition.

Future events may occur that would adversely affect our business. Such events may include, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base, a material adverse change in our relationship with significant customers, natural disasters, unusual or severe weather events or patterns, public health crises, geopolitical, or other catastrophic events beyond our control. Any of these events may adversely affect our financial condition and results of operations, whether by disrupting our operations or critical systems, adversely affecting the facilities of our suppliers, or other third-party providers, or customers. Moreover, these types of events could negatively impact customer spending or trends in our end markets in impacted regions or depending upon the severity, globally, which could adversely impact our operating results.

Major public health issues, including pandemics have adversely affected, and could in the future materially adversely affect, the Company due to their impact on the global economy and demand for consumer products. We may also incur costs or experience further disruption to comply with new or changing regulations in response to such issues.

Instability in geographies impacted by political events, trade disputes, war, terrorism and other business interruptions could have a material adverse effect on our business, customers, global commodity markets, consumer spending, and financial results.

The current economic environment includes heightened risks stemming from the broader economic effects of the international geopolitical climate, including rapidly changing regulations, instability in geographies impacted by political events, trade disputes and war which has increased volatility in global commodity markets, including oil (a component of many plastic resins), energy and agricultural commodities. While the Company has limited foreign operations and sources much of its raw materials domestically uncertainty about, or a decline in, global or regional economic conditions can have a significant impact on macroeconomic conditions, including slow growth or recession, inflation, tighter credit, higher interest rates, and currency fluctuations, all of which can adversely impact consumer spending and materially adversely affect demand for the Company's products that may result in a material adverse effect on our business, financial condition, results of operations, or cash flows.

ITEM 1B.   Unresolved Staff Comments

None.

ITEM 1C.   Cybersecurity

The Company takes cybersecurity threats seriously, including regular reassessment of cybersecurity risks both internally and with third parties and updates to the Board of Directors at least annually. The Company's information security management system is based upon the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). Among other best practices, the company uses multi-factor authentication wherever possible, maintains current versions of firewalls and security software, performs regular cybersecurity training and email phishing campaigns for employees, uses third parties to perform intrusion testing, and maintains disaster recovery and incident response plans, which include retainer contracts for third party cybersecurity response specialists. The Company employs a combination of active and passive methods to monitor for new or developing cybersecurity risks.

The Board oversees cybersecurity and information security risks, including risks associated with the use of emerging technologies such as artificial intelligence. The Board has received reports and training from management and third parties on cybersecurity matters, as part of our overall enterprise risk management program. Management is responsible for developing cybersecurity programs, including as may be required by applicable law or regulation. Company IT personnel have the appropriate expertise in IT and cybersecurity, which generally has been gained from a combination of education, including relevant degrees and/or certifications, and prior work experience. Company cybersecurity personnel monitor the prevention, detection, mitigation and remediation of cybersecurity incidents as part of the cybersecurity programs described above. Incidents, if any, are escalated to management and the Board according to the Company's incident response policy. There have been no material cybersecurity incidents in the periods presented.

ITEM 2.   Properties

The following table sets forth certain information with respect to each of the Company's principal properties owned and facilities leased by the Company as of December 31, 2025:

Business Location	Segment	Principal Use	Owned/Leased	Lease Expiration
Akron, Ohio	Corporate/Distribution	Administration and distribution center	Owned	N/A
Akron, Ohio	Material Handling/Corporate	Administration and warehousing	Owned	N/A
Miami, Oklahoma	Material Handling	Manufacturing and distribution	Owned	N/A
Roanoke Rapids, North Carolina	Distribution	Manufacturing and distribution	Owned	N/A
Scarborough, Ontario	Material Handling	Manufacturing and distribution	Owned	N/A
Springfield, Missouri	Material Handling	Manufacturing and distribution	Owned	N/A
Wadsworth, Ohio	Material Handling	Manufacturing and distribution	Owned	N/A
White Pigeon, Michigan	Material Handling	Manufacturing and distribution	Leased	Month to Month
Atlantic, Iowa	Material Handling	Manufacturing and distribution	Leased	2026
Midland, Michigan	Corporate	Administration	Leased	2026
Mixco, Guatemala	Distribution	Distribution center	Leased	2026
Salt Lake City, Utah	Distribution	Sales and distribution center	Leased	2026
Darlington, United Kingdom	Material Handling	Sales and warehousing	Leased	2027
Decatur, Georgia	Material Handling	Manufacturing and distribution [1]	Leased	2027
Flower Mound, Texas	Material Handling	Administration and warehousing	Leased	2027
Littleton, Colorado	Material Handling	Manufacturing and distribution	Leased	2027
South Bend, Indiana	Material Handling	Manufacturing and distribution	Leased	2027
Milford, Ohio	Material Handling	Administration and sales	Leased	2028
Pomona, California	Distribution	Sales and distribution center	Leased	2028
Springfield, Missouri	Material Handling	Warehousing	Leased	2028
Middlebury, Indiana	Material Handling	Manufacturing and distribution	Leased	2029
Orlando, Florida	Material Handling	Manufacturing and distribution	Leased	2029
Ridgefield, Washington	Material Handling	Manufacturing and distribution	Leased	2029
Southaven, Mississippi	Distribution	Distribution center	Leased	2030
Juan Diaz, Panama	Distribution	Distribution center	Leased	2031
San Salvador, El Salvador	Distribution	Distribution center	Leased	2031
South Beloit, Illinois	Material Handling	Manufacturing and distribution	Leased	2031
Alliance, Ohio	Material Handling	Manufacturing and distribution [1]	Leased	2032
Alliance, Ohio	Material Handling	Manufacturing and distribution [1]	Leased	2032
Bristol, Indiana	Material Handling	Manufacturing and distribution	Leased	2036

[1] *This facility has been idled as a result of restructuring actions taken by the Company. See Part II, Note 6 to the consolidated financial statements*

The Company also leases facilities for its sales offices and sales branches in the United States and Central America. All of these locations are used by the Distribution Segment.

The Company believes that all of its properties, machinery and equipment generally are well maintained and adequate for the purposes for which they are used.

ITEM 3.   Legal Proceedings

The Company is a defendant in various lawsuits and a party to various other legal proceedings arising in the ordinary course of business, some of which are covered in whole or in part by insurance. When a loss arising from these matters is probable and can reasonably be estimated, the most likely amount of the estimated probable loss is recorded, or if a range of probable loss can be estimated and no amount within the range is a better estimate than any other amount, the minimum amount in the range is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates revised, if necessary.

Based on current available information, management believes that the ultimate outcome of these matters, including those described below, will not have a material adverse effect on our financial position, cash flows or overall trends in our results of operations. However, these matters are subject to inherent uncertainties, and unfavorable rulings could occur. If new information becomes available or an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations in the period in which such change in estimate occurs or in future periods.

For information relating to the New Idria Mercury Mine matter, the New Almaden Mine matter, and Other matters, see Note 9, Contingencies, to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Set forth below is certain information concerning the executive officers of the Registrant as of February 27, 2026. Executive officers are appointed annually by the Board of Directors.

Name	Age	Title
Aaron M. Schapper	52	President and Chief Executive Officer
Samantha Rutty	44	Executive Vice President and Chief Financial Officer
Jeffrey J. Baker	63	President, Distribution Segment

Mr. Schapper was named President and Chief Executive Officer effective January 1, 2025. Prior to joining the Company, Mr. Schapper served in various senior leadership roles with Valmont Industries Inc., including Group President of Agriculture and Chief Strategy Officer; Group President of Infrastructure; and Group President of Utility Support Structures. Prior to Valmont, Mr. Schapper served as General Manager at Orbit Irrigation Products Inc.

Ms. Rutty was named Executive Vice President and Chief Financial Officer effective September 22, 2025. Prior to joining the Company, Ms. Rutty served as Vice President and Chief Financial Officer, North America, of The Brink's Company. Prior to that, Ms. Rutty served in a variety of leadership roles in finance at Eaton Corporation plc for over 20 years.

Mr. Baker, President, Distribution Segment, was appointed to his current position effective October 1, 2024. Previously, he served as Vice President, Shared Services and Vice President, Purchasing and Supply Chain since joining the Company on September 1, 2020. Prior to that, Mr. Baker spent 34 years at The Dow Chemical Company serving in various roles, including most recently as Associate Director Logistics Purchasing.

ITEM 5.   Market for Registrant's Common Stock and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the New York Stock Exchange under the symbol MYE. The number of shareholders of record at December 31, 2025 was 741. Dividends for the last two years were:

Quarter Ended	2025	2024
March 31	$ 0.135	$ 0.135
June 30	0.135	0.135
September 30	0.135	0.135
December 31	0.135	0.135

Purchases of equity securities by the issuer

The following table presents information regarding the Company's stock repurchase plan during the three months ended December 31, 2025.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plans or Programs	Maximum dollar value of Shares that may yet be Purchased Under the Plans or Programs (1)
10/1/2025 to 10/31/2025	—	$ —	147,463	$ 7,999,472
11/1/2025 to 11/30/2025	28,758	17.39	176,221	7,499,443
12/1/2025 to 12/31/2025	—	—	176,221	7,499,443

(1)   On February 27, 2025, the Board authorized the repurchase of up to $10.0 million in shares of the Company's common stock, effective March 10, 2025 (the "2025 Repurchase Program). The 2025 Repurchase Program replaces the Company's previously authorized repurchase program, and will end on the first to occur of reaching the maximum amount of $10.0 million in repurchases or December 31, 2025. Repurchases under the 2025 repurchase program may be made in the open market at prevailing market prices, through accelerated share repurchases, through privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and the Company's insider trading policy.

See Item 12 of this Form 10-K for the Equity Compensation Plan Information Table.

Comparison of 5 Year Cumulative Total Return

Assumes Initial Investment of $100

December 31, 2025

The chart below compares the Company's cumulative total shareholder return for the five years ended December 31, 2025, to that of the Standard & Poor's 500 Index – Total Return, the Russell 2000 Index and the Standard & Poor's 600 Materials (Sector) Index. In all cases, the information is presented on a dividend-reinvested basis and assumes investment of $100 on December 31, 2020.



	2020	2021	2022	2023	2024	2025
Myers Industries Inc.						
Annual Return %		(1.11)	14.04	(9.49)	(41.39)	75.70
Cum $	100.00	98.89	112.78	102.09	59.84	105.14
S&P 500 Index - Total Return						
Annual Return %		28.71	(18.11)	26.29	25.02	17.88
Cum $	100.00	128.71	105.40	133.10	166.40	196.16
Russell 2000 Index						
Annual Return %		14.82	(20.44)	16.93	11.54	12.81
Cum $	100.00	114.82	91.35	106.82	119.14	134.40
S&P 600 Materials (Sector) Index						
Annual Return %		18.41	(6.09)	19.98	1.02	14.53
Cum $	100.00	118.41	111.20	133.42	134.78	154.36

NOTE: Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

NOTE: Index Data: Copyright Russell Investments. Used with permission. All rights reserved.

ITEM 6.   Reserved

Not applicable.

ITEM 7.   Management's Discussion and Analysis of Results of Financial Condition and Operations

Executive Overview

The Company conducts its business activities in two reportable segments: The Material Handling Segment and the Distribution Segment.

The Company designs, manufactures, and markets a variety of plastic, metal and rubber products. The Material Handling Segment manufactures a broad selection of plastic reusable containers, pallets, small parts bins, bulk shipping containers, storage and organization products, OEM parts, custom plastic products, composite ground protection matting, consumer fuel containers and tanks for water, fuel and waste handling. Products in the Material Handling Segment are primarily injection molded, rotationally molded, compression molded or blow molded. The Distribution Segment is engaged in the distribution of tools, equipment and supplies used for tire, wheel and under vehicle service on passenger, heavy truck and off-road vehicles, as well as the manufacturing of tire repair and retreading products.

The Company's results of operations for the year ended December 31, 2025 compared with the year ended December 31, 2024 are discussed below. The current economic environment includes heightened risks from tariffs, inflation, interest rates, banking liquidity, volatile commodity costs, supply chain disruptions and labor availability stemming from the broader economic effects of the international geopolitical climate, including rapidly changing regulations which has increased volatility in global commodity markets, including oil (a component of many plastic resins), energy and agricultural commodities. Some of our businesses have been and may continue to be affected by these broader economic effects, including customer demand for our products, supply chain disruptions, labor availability, tariffs and inflation. The Company believes it is well-positioned to manage through this uncertainty as it has a strong balance sheet with sufficient liquidity and borrowing capacity as well as a diverse product offering and customer base.

Results of Operations: 2025 Compared with 2024

Net Sales:

(dollars in thousands)	Year Ended December 31,		Change	% Change
Segment	**2025**	**2024**		
Material Handling	$ 622,147	$ 621,655	$ 492	0.1%
Distribution	203,887	214,768	(10,881)	(5.1)%
Inter-company sales	(292)	(142)	(150)	
Total net sales	$ 825,742	$ 836,281	$ (10,539)	(1.3)%

Net sales for the year ended December 31, 2025 were $825.7 million, a decrease of $10.5 million or 1.3% compared to the prior year. Net sales decreased due to lower pricing of $14.5 million, lower volume of $1.6 million and the effect of unfavorable currency translation of $0.8 million. The decrease in net sales was partially offset by $6.4 million of incremental sales in the Material Handling Segment from the acquisition of Signature on February 8, 2024. Signature's annual sales were approximately $110 million at the time of the acquisition.

Net sales in the Material Handling Segment increased $0.5 million or 0.1% for the year ended December 31, 2025 compared to the prior year. Net sales increased due to $6.4 million of incremental sales from the acquisition of Signature on February 8, 2024 and higher volume of $8.7 million, partially offset by lower pricing of $13.8 million and the effect of unfavorable currency translation of $0.8 million.

Net sales in the Distribution Segment decreased $10.9 million or 5.1% in the year ended December 31, 2025 compared to the prior year, primarily due to lower volume of $10.2 million and lower pricing of $0.7 million.

Cost of Sales & Gross Profit:

(dollars in thousands)	Year Ended December 31,		Change	% Change
	2025	**2024**		
Cost of sales	$ 549,688	$ 565,476	$ (15,788)	(2.8)%
Gross profit	$ 276,054	$ 270,805	$ 5,249	1.9%
Gross profit as a percentage of sales	33.4%	32.4%		

Gross profit increased $5.2 million, or 1.9%, for the year ended December 31, 2025 compared to the prior year due to the benefits of the acquisition of Signature on February 8, 2024, favorable cost productivity, lower material costs and favorable mix, partially offset by lower volume and pricing as described under Net Sales above. Gross margin was 33.4% for the year ended December 31, 2025 compared to 32.4% for the same period in 2024.

Selling, General and Administrative Expenses:

| (dollars in thousands) | Year Ended December 31, | | Change | % Change |
	2025	2024		
SG&A expenses	$ 172,401	$ 174,028	$ (1,627)	(0.9)%
SG&A expenses as a percentage of sales	20.9%	20.8%		

Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2025 were $172.4 million, a decrease of $1.6 million or 0.9% compared to the prior year. Decreases in SG&A expenses in 2025 were primarily due to $3.9 million of lower salaries and benefits, $1.6 million of lower facility costs, $1.6 million of lower variable selling expenses, $1.5 million of lower legal and professional fees and $0.5 million of lower commissions, partially offset by $6.5 million of higher incentive compensation and $3.1 million of incremental SG&A from the acquisition of Signature on February 8, 2024. SG&A expenses also decreased as compared to prior year due to $4.6 million of lower acquisition and integration costs due to the Signature acquisition as described in Note 3 to the consolidated financial statements, in addition to a $3.2 million recovery of purchased credit deteriorated assets that was recognized in the current year as a reduction to bad debt expense, partially offset by $5.3 million of higher restructuring costs as described in Note 6 to the consolidated financial statements. Environmental matters described in Note 9 to the consolidated financial statements resulted in a net $0.2 million of charges for the year ended December 31, 2025, which compared to $0.2 million of income in the year ended December 31, 2024.

Depreciation and amortization:

Depreciation and amortization, exclusive of amounts within *Cost of sales*, decreased $0.6 million to $17.4 million for the year ended December 31, 2025 as compared to $18.1 million for the year ended December 31, 2024. The decrease was primarily related to lower intangible amortization related to prior acquisitions and lower depreciation related to asset disposals in conjunction with the facility consolidations, as described in Note 6.

Freight out:

Freight out costs decreased $1.0 million to $11.0 million for the year ended December 31, 2025 as compared to $12.0 million for the year ended December 31, 2024. The decrease was primarily related to lower overall sales volume, as discussed above.

(Gain) loss on disposal of fixed assets:

During the year ended December 31, 2025 the Company recognized $0.6 million of net losses on the disposal of fixed assets primarily related to fixed asset disposals and write-downs recognized in conjunction with the previously announced facility consolidations as described in Note 6, partially offset by a gain on the sale of fixed assets. During the year ended December 31, 2024 the Company recognized $0.2 million of losses on the disposal of fixed assets primarily related to the sale of fixed assets.

Impairment Charges:

During the year ended December 31, 2024, the Company recorded a $22.0 million non-cash impairment charge, for the full carrying value of goodwill in the rotational molding reporting unit, included in the Material Handling Segment, as discussed in Note 4 to the consolidated financial statements.

Net Interest Expense:

| (dollars in thousands) | Year Ended December 31, | | Change | % Change |
	2025	2024		
Net interest expense	$ 29,421	$ 30,937	$ (1,516)	(4.9)%
Average outstanding borrowings, net	$ 391,528	$ 381,391	$ 10,137	2.7%
Weighted-average borrowing rate	7.80%	8.46%		

Net interest expense for the year ended December 31, 2025 was $29.4 million compared to $30.9 million during 2024. The lower net interest expense was due to a lower weighted-average borrowing rate in the current year, partially offset by higher average outstanding borrowings as a result of the acquisition of Signature, which was funded through an amendment and restatement of Myers' existing loan agreement discussed below.

Income Taxes:

(dollars in thousands)	Year Ended December 31,	
	2025	2024
Income before income taxes	$ 45,135	$ 13,543
Income tax expense	$ 10,207	$ 6,342
Effective tax rate	22.6%	46.8%

The Company's effective tax rate was 22.6% for the year ended December 31, 2025 compared to 46.8% in the prior year. The decrease in the effective tax rate is driven by fixed non-deductible expenses, including expenses related to the Signature acquisition in the prior year on lower income before income taxes plus the tax effect of prior year impairment charges.

Financial Condition & Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand, cash generated from operations and availability under the Amended Loan Agreement (defined below). At December 31, 2025, the Company had $45.1 million of cash, $244.7 million available under the Amended Loan Agreement and outstanding debt of $353.8 million, including the finance lease liability of $8.0 million. At December 31, 2025, our primary contractual obligations relate to our debt and lease arrangements as described in Notes 10 and 13 to the consolidated financial statements. The Company believes that cash on hand, cash flows from operations and available capacity under its Amended Loan Agreement will be sufficient to meet expected business requirements including capital expenditures, dividends, working capital, debt service, and to fund future growth.

Operating Activities

Cash provided by operating activities was $86.8 million and $79.3 million for the years ended December 31, 2025 and 2024, respectively. Cash generated from working capital was $5.0 million for the year ended December 31, 2025, compared to cash generated from working capital of $9.6 million in the prior year, primarily due to increases in accounts receivable, partly offset by reductions in inventory.

Investing Activities

Net cash used by investing activities was $18.9 million for the year ended December 31, 2025 compared to cash used of $372.5 million for the year ended December 31, 2024. In 2024, the Company paid $348.3 million to acquire Signature, net of cash acquired and working capital adjustments, as discussed in Note 3 to the consolidated financial statements. Capital expenditures were $19.6 million and $24.4 million for the years ended December 31, 2025 and 2024, respectively.

Financing Activities

Net cash used by financing activities was $54.5 million for the year ended December 31, 2025 compared to cash provided by $295.1 million for the year ended December 31, 2024. Net borrowings (repayments) of the Company's revolving credit facility for the year ended December 31, 2025 and December 31, 2024 were $0.0 million and $(20.0) million, respectively. The Company also made repayments of the Term Loan A totaling $31.0 million and $18.0 million for the years ended December 31, 2025 and December 31, 2024, respectively. Net proceeds from the issuance of common stock in connection with incentive stock option exercises were $1.1 million and $3.3 million in 2025 and 2024, respectively. Cash paid for tax withholdings on vesting of stock compensation totaled $1.0 million and $2.1 million in 2025 and 2024, respectively. The Company also used $2.5 million for the repurchase of its common stock during the year ended December 31, 2025, as described in Note 5 to the consolidated financial statements. In connection with the Signature acquisition in 2024, the Company received proceeds of $400 million under a new term loan facility and repaid $38.0 million of senior unsecured notes, including $26.0 million of senior unsecured notes that matured in January 2024 and the prepayment of $12.0 million of senior unsecured notes in conjunction with the amendment and restatement to the Loan Agreement described below. Fees paid for the amendment and restatement to the Loan Agreement in February 2024 totaled $9.2 million. The Company also used cash to pay dividends of $20.5 million and $20.4 million in 2025 and 2024, respectively.

Credit Sources

Repayment and termination of Senior Unsecured Notes

On January 12, 2024, the Company repaid $26.0 million of senior unsecured notes upon maturity using cash on hand and availability under the Loan Agreement. On February 6, 2024, in connection with the first amendment and restatement to the Loan Agreement described below, the Company prepaid the remaining $12.0 million face value of senior unsecured notes, which were due January 15, 2026, using availability under the revolving credit facility under the Loan Agreement. After giving effect to the payment in full, all outstanding senior unsecured notes under the Note Purchase Agreement have been paid and the Note Purchase Agreement has been terminated. In conjunction with the termination the Company recognized a loss on debt extinguishment of $0.1 million, primarily representing the make-whole fees on the senior unsecured notes and the unamortized value of the original issuance discount.

First Amendment to Loan Agreement

On February 8, 2024, the Company entered into Amendment No. 1 to the Seventh Amended and Restated Loan Agreement ("Amendment No. 1"), which amended the Seventh Amended and Restated Loan Agreement (the "Loan Agreement" – see also Note 10) dated September 29, 2022 (collectively, the "Amended Loan Agreement"). Amendment No. 1, among other things, permitted the acquisition of Signature Systems and provided a new 5-year $400 million term loan facility ("Term Loan A"). Term Loan A will amortize in eight quarterly installment payments of $5 million beginning June 30, 2024, quarterly installment payments of $10 million thereafter, and any remaining balance due upon maturity. Term Loan A may be voluntarily prepaid at any time, in whole or in part, without penalty or premium, however, all amounts repaid or prepaid in respect of Term Loan A may not be reborrowed.

Amendment No. 1 did not change the existing revolving credit facility's maturity date or $250 million borrowing limit, which includes a letter of credit subfacility and swingline subfacility. In connection with Amendment No. 1, the Company incurred deferred financing fees of $9.2 million.

On May 2, 2024, the Company entered into an interest rate swap agreement to mitigate the variable interest rate risk of borrowings under the Amended Loan Agreement. The swap has a beginning notional value of $200.0 million, which reduces proportionately with scheduled Term Loan A amortization payments, and has a final maturity date of January 31, 2029. At December 31, 2025, the remaining notional value of the Company's interest rate swap totaled $182.5 million. The swap is designated as a cash flow hedge and effectively results in a fixed rate of 4.606% plus the applicable margin for the hedged debt, as described in Notes 1 and 10 to the consolidated financial statements.

As of December 31, 2025, $244.7 million was available under the Amended Loan Agreement, after borrowings and the Company had $5.3 million of letters of credit issued related to insurance and other financing contracts in the ordinary course of business. Borrowings under the Amended Loan Agreement bear interest at the Term SOFR, RFR, SONIA, EURIBOR and CORRA-based borrowing rates.

As of December 31, 2025, the Company was in compliance with all of its debt covenants. The most restrictive financial covenants for all of the Company's debt are a net leverage ratio (defined as net debt divided by earnings before interest, taxes, depreciation and amortization, as adjusted) and an interest coverage ratio (defined as earnings before interest, taxes, depreciation and amortization, as adjusted, divided by interest expense). The ratios as of and for the period ended December 31, 2025 are shown in the following table:

	Required Level	Actual Level
Interest Coverage Ratio	3.00 to 1 (minimum)	4.29
Net Leverage Ratio	3.25 to 1 (maximum)	2.45

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably expected to have, a material current or future effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources at December 31, 2025.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based on the accompanying consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As indicated in the Summary of Significant Accounting Policies included in the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K, the amount of assets, liabilities, revenue and expenses reported are affected by estimates and judgments that are necessary to comply with U.S. GAAP. The Company bases its estimates on prior experience and other assumptions that they consider reasonable to their circumstances. The Company believes the following matters may involve a high degree of judgment and complexity.

Contingencies — In the ordinary course of business, the Company is involved in various legal proceedings and contingencies, including environmental matters. When a loss arising from these matters is probable and can reasonably be estimated, the most likely amount of the estimated probable loss is recorded, or if a range of probable loss can be estimated and no amount within the range is a better estimate than any other amount, the minimum amount in the range is recorded. Disclosure of contingent losses is also provided when there is a reasonable possibility that the ultimate loss could exceed the recorded provision or if such probable loss cannot be reasonably estimated. As additional information becomes available, any potential liability related to these contingent matters is assessed and the estimates are revised, if necessary. The actual resolution of these contingencies may differ from these estimates, and it is possible that future earnings could be affected by changes in estimated outcomes of these contingencies. If a contingency were settled for an amount greater than our estimate, a future charge to income would result. Likewise, if a contingency were settled for an amount that is less than our estimate, a future credit to income would result. See disclosure of contingencies in Note 9 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Business Combinations – The Company uses the acquisition method of accounting to allocate costs of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess costs of acquired businesses over the fair values of the assets acquired and liabilities assumed are recognized as goodwill. The valuations of the acquired assets and liabilities will impact the determination of future operating results. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, revenue growth rates, discount rates, customer attrition rates, royalty rates, asset lives, contributory asset charges, and market multiples, among other items. The Company determines the fair values of intangible assets acquired generally in consultation with third-party valuation advisors. See disclosure of acquisitions in Note 3 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Goodwill – The Company performs its goodwill impairment test annually as of October 1 and in the interim only when impairment indicators are present. A quantitative assessment requires the Company to estimate the fair value of the reporting unit (Level 3 measurement), which the Company does using a combination of a discounted cash flow analysis and market-based approach. Estimating fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, long-term growth rates and the amount and timing of expected future cash flows. The cash flows employed in the discounted cash flow analyses are based on the most recent budget and long-term forecast. The discount rates used in the discounted cash flow analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units. The market-based approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies and recent comparable transactions. The fair value of the reporting unit is then compared to the carrying value, and any excess carrying value of the reporting unit above the fair value would indicate impairment. See disclosure of goodwill in Note 4 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Recent Accounting Pronouncements

Information regarding the recent accounting pronouncements is contained in the Summary of Significant Accounting Policies footnote of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a comparison of the Company's results of operations for the fiscal years ended December 31, 2024 and December 31, 2023, see "Part II, Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 6, 2025.

ITEM 7A.   Quantitative and Qualitative Disclosures About Market Risk

Market Risk and Derivative Financial Instruments

Interest Rate Risk

The Company has certain financing arrangements that require interest payments based on floating interest rates, and to that extent, the Company's financial results are subject to changes in the market rate of interest. Borrowings under the Amended Loan Agreement bear interest at the Term SOFR, RFR, SONIA, EURIBOR and CORRA-based borrowing rates. Based on current debt levels at December 31, 2025, if market interest rates decrease or increase one percent, the Company's annual variable interest expense would change by approximately $1.7 million.

The Company has entered into an interest rate swap agreement to mitigate the variable interest rate risk under the Amended Loan Agreement, which effectively results in a fixed rate debt on a portion of its outstanding borrowings. Based on current debt levels at December 31, 2025, if market interest rates decrease or increase one percent, the Company's annual fixed rate interest expense on the fair value of the interest rate swap would change by approximately $4.7 million.

Foreign Currency Exchange Risk

Some of the Company's subsidiaries operate in foreign countries and their financial results are subject to exchange rate movements. The Company has operations in Canada and Europe with foreign currency exposure, primarily due to U.S. dollar sales made from businesses in Canada and Europe to customers in the United States. The Company manages its exposure to foreign currency risk by promptly converting funds to U.S. dollars. At December 31, 2025, the Company had no foreign currency arrangements or contracts in place.

Commodity Price Risk

The Company uses certain commodity raw materials, primarily plastic resins, and other commodities, such as natural gas, in its operations. The cost of operations can be affected by changes in the market for these commodities, particularly plastic resins. The Company currently has no derivative contracts to hedge changes in raw material pricing. The Company may from time to time enter into forward buy positions for certain utility costs, which were not material at December 31, 2025. Significant future increases in the cost of plastic resin or other adverse changes in the general economic environment could have a material adverse impact on the Company's financial position, results of operations or cash flows.

ITEM 8.   **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Myers Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Myers Industries, Inc. and subsidiaries (the Company) as of December 31, 2025, and 2024, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 5, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

New Idria Mercury Mine (New Idria Mine) Environmental Liability

Description of the Matter	As discussed in Note 9 of the consolidated financial statements, in 2015, the U.S. Environmental Protection Agency ("EPA") informed a subsidiary of the Company that it considers it to be a potentially responsible party ("PRP") in connection with the New Idria Mine. At December 31, 2025, the Company has recorded liabilities for the estimated cost primarily to execute a Remedial Investigation/Feasibility Study ("RI/FS") work plan being developed with the EPA associated with the New Idria Mine. The Company has not accrued for remediation costs associated with this site because the amount of such costs or a range of reasonably possible costs cannot be estimated at this time.
	Auditing the determination of the amount of the RI/FS liability ("the Liability") involved a high degree of subjectivity as estimates performed by the Company's third-party consultant that impact the determination of the Liability were based on factors unique to the affected site and subject to various laws and regulations governing the protection of the applicable environment.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the determination of the Liability. Our audit procedures included, among others, testing controls over management's determination of the estimated costs to perform the RI/FS.

To test the Liability, we performed audit procedures that included, among others, inquiring of senior management, senior internal counsel, and management's third-party consultant to understand recent activity in the RI/FS process, inspecting written communications from the EPA to corroborate the anticipated scope of work under the RI/FS, and testing management's accrual determination by comparing to the cost estimates provided by the third-party consultant. Further, we, with the assistance of our environmental specialists, compared the cost estimates used by management to historical data and trends, including historical costs for work previously completed by the EPA and trends for cost of RI/FS work performed in similar areas for similar sized sites, as well as notifications or decisions from regulatory agencies. In addition, we evaluated the competency and objectivity of management's third-party consultant, and we obtained written representations from senior internal counsel and external counsel. We assessed the adequacy of the disclosures in the consolidated financial statements related to the New Idria Mine.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2011.

Akron, Ohio
March 5, 2026

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended December 31, 2025, 2024, and 2023

(Dollars in thousands, except per share data)

	For the Year Ended December 31,					
	2025		**2024**		**2023**	
Net sales	$	825,742	$	836,281	$	813,067
Cost of sales		549,688		565,476		553,981
Gross profit		276,054		270,805		259,086
Selling, general and administrative expenses		172,401		174,028		167,281
Depreciation and amortization		17,447		18,077		8,746
Freight out		11,046		12,003		10,849
(Gain) loss on disposal of fixed assets		604		201		(195)
Impairment charges		—		22,016		—
Operating income		74,556		44,480		72,405
Interest expense, net		29,421		30,937		6,349
Income before income taxes		45,135		13,543		66,056
Income tax expense		10,207		6,342		17,189
Net income	$	34,928	$	7,201	$	48,867
Net income per common share:						
Basic	$	0.93	$	0.19	$	1.33
Diluted	$	0.93	$	0.19	$	1.32
Dividends declared per share	$	0.54	$	0.54	$	0.54

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31, 2025, 2024, and 2023

(Dollars in thousands)

		For the Year Ended December 31,				
	2025		**2024**		**2023**	
Net income	$	34,928	$	7,201	$	48,867
Other comprehensive income (loss):						
Foreign currency translation adjustment		1,691		(3,058)		859
Unrealized gain (loss) on interest rate swap contracts [1]		(2,301)		(1,761)		—
Realized (gain) loss on interest rate swap contracts reclassified to interest expense		491		(639)		—
Unrealized gain (loss) on pension liability, net of tax expense of $0, $54 and $40, respectively		—		163		119
Realized (gain) loss on pension liability reclassified to earnings [2]		1,101		—		—
Total other comprehensive income (loss)		982		(5,295)		978
Comprehensive income	$	35,910	$	1,906	$	49,845

[1] Amounts shown net of tax expense (benefit) of $(598) and $(843) for the years ended December 31, 2025 and 2024, respectively.
[2] Amounts reclassified to *Selling, general and administrative expenses* net of tax expense (benefit) of $(399) for the year ended December 31, 2025.

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(Dollars in thousands)

	December 31, 2025	December 31, 2024
Assets		
Current Assets		
Cash	$ 45,050	$ 32,222
Trade accounts receivable, less allowances of $4,572 and $5,234, respectively	125,314	109,372
Other accounts receivable, net	14,164	12,654
Income tax receivable	4,023	—
Inventories, net	86,064	97,001
Prepaid expenses and other current assets	6,844	8,058
Total Current Assets	281,459	259,307
Property, plant, and equipment, net	129,105	137,564
Right of use asset - operating leases	24,818	30,561
Goodwill	256,014	255,532
Intangible assets, net	151,451	166,321
Deferred income taxes	178	205
Other	8,296	11,325
Total Assets	$ 851,321	$ 860,815
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 71,172	$ 71,049
Accrued employee compensation	19,742	14,731
Income taxes payable	—	4,623
Accrued taxes payable, other than income taxes	2,572	2,781
Accrued interest	208	267
Other current liabilities	33,346	26,794
Operating lease liability - short-term	6,727	6,597
Finance lease liability - short-term	645	621
Long-term debt - current portion	34,601	19,649
Total Current Liabilities	169,013	147,112
Long-term debt	311,210	355,310
Operating lease liability - long-term	18,135	23,700
Finance lease liability - long-term	7,349	7,994
Other liabilities	14,916	15,303
Deferred income taxes	36,472	33,884
Total Liabilities	557,095	583,303
Shareholders' Equity		
Serial Preferred Shares (authorized 1,000,000 shares; none issued and outstanding)	—	—
Common Shares, without par value (authorized 60,000,000 shares; outstanding 37,381,741 and 37,262,566; net of treasury shares of 5,170,716 and 5,289,891, respectively)	23,041	22,923
Additional paid-in capital	326,213	325,163
Accumulated other comprehensive loss	(21,128)	(22,110)
Retained deficit	(33,900)	(48,464)
Total Shareholders' Equity	294,226	277,512
Total Liabilities and Shareholders' Equity	$ 851,321	$ 860,815

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2025, 2024 and 2023

(Dollars in thousands, except share data)

	Common Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Total Shareholders' Equity
	Number	Amount				
Balance at January 1, 2023	36,500,020	$ 22,332	$ 315,865	$ (17,793)	$ (63,977)	$ 256,427
Net income	—	—	—	—	48,867	48,867
Issuances under option plans	136,028	83	2,170	—	—	2,253
Dividend reinvestment plan	4,241	3	82	—	—	85
Restricted stock vested	312,056	190	(190)	—	—	—
Stock compensation expense	—	—	6,671	—	—	6,671
Shares withheld for employee taxes on equity awards	(103,880)	—	(2,072)	—	—	(2,072)
Foreign currency translation adjustment	—	—	—	859	—	859
Declared dividends - $0.54 per share	—	—	—	—	(20,409)	(20,409)
Pension liability, net of tax of $40	—	—	—	119	—	119
Balance at December 31, 2023	36,848,465	22,608	322,526	(16,815)	(35,519)	292,800
Net income	—	—	—	—	7,201	7,201
Issuances under option plans	187,756	115	3,156	—	—	3,271
Dividend reinvestment plan	4,565	3	68	—	—	71
Restricted stock vested	323,523	197	(197)	—	—	—
Stock compensation expense	—	—	1,660	—	—	1,660
Shares withheld for employee taxes on equity awards	(101,743)	—	(2,050)	—	—	(2,050)
Foreign currency translation adjustment	—	—	—	(3,058)	—	(3,058)
Declared dividends - $0.54 per share	—	—	—	—	(20,146)	(20,146)
Interest rate swap, net of tax of ($843)	—	—	—	(2,400)	—	(2,400)
Pension liability, net of tax of $54	—	—	—	163	—	163
Balance at December 31, 2024	37,262,566	22,923	325,163	(22,110)	(48,464)	277,512
Net income	—	—	—	—	34,928	34,928
Issuances under option plans	103,419	63	993	—	—	1,056
Dividend reinvestment plan	5,174	3	63	—	—	66
Restricted stock vested	261,228	159	(159)	—	—	—
Stock compensation expense	—	—	3,536	—	—	3,536
Shares withheld for employee taxes on equity awards	(74,425)	—	(965)	—	—	(965)
Repurchase of common stock	(176,221)	(107)	(2,418)	—	—	(2,525)
Foreign currency translation adjustment	—	—	—	1,691	—	1,691
Declared dividends - $0.54 per share	—	—	—	—	(20,364)	(20,364)
Interest rate swap, net of tax of ($598)	—	—	—	(1,810)	—	(1,810)
Pension liability, net of tax of ($399)	—	—	—	1,101	—	1,101
Balance at December 31, 2025	37,381,741	$ 23,041	$ 326,213	$ (21,128)	$ (33,900)	$ 294,226

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025, 2024 and 2023

(Dollars in thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Cash Flows From Operating Activities			
Net income	$ 34,928	$ 7,201	$ 48,867
Adjustments to reconcile net income to net cash provided by (used for) operating activities			
Depreciation and amortization	39,277	38,593	22,786
Amortization of deferred financing costs	2,323	1,917	313
Amortization of acquisition-related inventory step-up	—	4,457	—
Non-cash stock-based compensation expense	3,536	1,660	6,671
(Gain) loss on disposal of fixed assets	604	201	(195)
Impairment charges	—	22,016	—
Deferred taxes	3,206	(6,048)	1,039
Other	(2,100)	(297)	944
Cash flows provided by (used for) working capital			
Accounts receivable - trade and other, net	(11,908)	26,822	2,656
Inventories	11,393	6,227	2,630
Prepaid expenses and other current assets	(2,800)	(525)	151
Accounts payable and accrued expenses	8,302	(22,932)	310
Net cash provided by (used for) operating activities	86,761	79,292	86,172
Cash Flows From Investing Activities			
Capital expenditures	(19,553)	(24,435)	(22,855)
Acquisition of business, net of cash acquired	—	(348,312)	(160)
Proceeds from sale of property, plant and equipment	624	242	258
Net cash provided by (used for) investing activities	(18,929)	(372,505)	(22,757)
Cash Flows From Financing Activities			
Borrowings on revolving credit facility	301,800	466,400	740,000
Repayments on revolving credit facility	(301,800)	(486,400)	(776,000)
Proceeds from Term Loan A	—	400,000	—
Repayments of Term Loan A	(31,000)	(18,000)	—
Repayments of senior unsecured notes	—	(38,000)	—
Payments on finance lease	(621)	(593)	(542)
Cash dividends paid	(20,494)	(20,432)	(20,240)
Proceeds from issuance of common stock	1,122	3,342	2,338
Shares withheld for employee taxes on equity awards	(965)	(2,050)	(2,072)
Repurchase of common stock	(2,525)	—	—
Deferred financing fees	—	(9,172)	—
Net cash provided by (used for) financing activities	(54,483)	295,095	(56,516)
Foreign exchange rate effect on cash	(521)	50	252
Net increase (decrease) in cash	12,828	1,932	7,151
Cash at January 1	32,222	30,290	23,139
Cash at December 31	$ 45,050	$ 32,222	$ 30,290
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 27,714	$ 31,653	$ 5,980
Income taxes	$ 15,124	$ 13,036	$ 13,451

The accompanying notes are an integral part of these statements.

(Dollars in thousands, except where otherwise indicated)

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Myers Industries, Inc. and all wholly owned subsidiaries (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. All subsidiaries that are not wholly owned and are not included in the consolidated operating results of the Company are immaterial investments which have been accounted for under the equity or cost method. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the timing and amount of assets, liabilities, equity, revenues, and expenses recorded and disclosed. Actual results could differ from those estimates.

In the first quarter of 2025, the Company updated its presentation of *Depreciation and amortization* expenses and third-party *Freight out* costs previously included in *Selling, general and administrative expenses.* Prior year amounts have been updated to conform to the current presentation as shown in the Consolidated Statements of Operations.

Accounting Standards Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU is intended to enhance the transparency and decision usefulness of income tax disclosures to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The amendments within this ASU were applied on a retrospective basis. The Company adopted this standard effective December 15, 2025. Refer to Note 11 for further information.

Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* This ASU is intended to improve the disclosures about an entity's expenses and requires disaggregation of certain expense captions into specified categories to provide more detailed information about the types of expenses commonly presented. For the Company, this ASU is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments within this ASU should be applied prospectively to financial statements issued for reporting periods after the effective date of this update or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Translation of Foreign Currencies

All asset and liability accounts of consolidated foreign subsidiaries are translated at the current exchange rate as of the end of the accounting period and income statement items are translated monthly at an average currency exchange rate for the period. The resulting foreign currency translation adjustment is recorded in other comprehensive income (loss) as a separate component of shareholders' equity.

Fair Value Measurement

Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. Accounting standards prioritize the use of observable inputs in measuring fair value. The level of a fair value measurement is determined entirely by the lowest level input that is significant to the measurement. The three levels are (from highest to lowest):

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs that are observable either directly or indirectly.
- Level 3: Unobservable inputs for which there is little or no market data or which reflect the entity's own assumptions.

(Dollars in thousands, except where otherwise indicated)

The Company has financial instruments, including cash, accounts receivable, accounts payable and accrued expenses. The fair value of these financial instruments approximates carrying value due to the nature and relative short maturity of these assets and liabilities.

The fair value of the Company’s revolving credit facility, as defined in Note 10, approximates carrying value due to the floating rates and the relative short maturity (less than 90 days) of any revolving borrowings under this agreement. The carrying value of the unhedged portion of the Company’s term loan, as defined in Note 10, approximates fair value given that the underlying interest rate applied to such amounts outstanding is currently based upon floating market rates and the Company has the ability to repay the outstanding principal at par value at any time under the terms of this agreement.

The Company has also entered into an interest rate swap contract to reduce its exposure to fluctuations in variable interest rates for future interest payments, as defined in Note 10. The Company uses significant other observable market data or assumptions (Level 2 inputs) in determining the fair value of its interest rate swap that we believe market participants would use in pricing similar assets or liabilities, including assumptions about counterparty risk. The fair value estimates reflect an income approach based on the terms of the interest rate swap contract and inputs corroborated by observable market data including interest rate curves. Refer to the derivative instruments section below for further information regarding the fair value measurements for the interest rate swap.

The purchase price allocations associated with the February 8, 2024 acquisition of Signature CR Intermediate Holdco, Inc. ("Signature" or "Signature Systems"), as described in Note 3, required fair value measurements using unobservable inputs which are considered Level 3 inputs. The fair value of the acquired intangible assets was determined using an income approach.

Impairment testing of goodwill and indefinite-lived intangible assets as described in Note 4 involves determination of fair value using unobservable inputs, which are considered Level 3 inputs. The fair values of the reporting units in accordance with the goodwill impairment test were determined using the income and/or market approaches.

Derivative Instruments

On May 2, 2024, the Company entered into an interest rate swap agreement to limit its exposure to changes in interest rates on a portion of its floating rate indebtedness. The interest rate swap agreement is designated as a cash flow hedge that qualifies for hedge accounting. The swap has a beginning notional value of $200.0 million, which reduces proportionately with scheduled Term Loan A amortization payments, and has a final maturity date of January 31, 2029. The interest rate swap effectively results in a fixed rate of 4.606% plus the applicable margin for the hedged debt, as described in Note 10. The reset dates and all other critical terms on the term loans perfectly match with the interest rate swap and accordingly there were no amounts excluded from the measurement of hedge effectiveness.

At December 31, 2025, the remaining notional value of the Company's interest rate swap totaled $182.5 million and the net fair value of the Company's interest rate swap contract was estimated to be an unrealized loss of $5.7 million, of which $2.0 million and $3.7 million is included in the Consolidated Statements of Financial Position within *Other current liabilities* and *Other liabilities* (long-term), respectively. Fair value adjustments are recorded as a component of Accumulated Other Comprehensive Income (Loss) ('AOCI') in the Consolidated Statements of Financial Position and balances in AOCI are reclassified into earnings when transactions related to the underlying risk are settled. The pre-tax balance of interest rate swap gain (loss) in AOCI for the years ended December 31, 2025 and 2024 was $(2.5) million and $(3.2) million, respectively. As of December 31, 2025, $2.0 million of net interest rate swap losses recorded in AOCI are expected to be reclassified into earnings within the next twelve months; however, the actual amount that will be reclassified will vary based on changes in interest rates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk primarily consist of trade accounts receivable. The concentration of accounts receivable credit risk is generally limited based on the Company’s diversified operations, with customers spread across many industries and countries. In 2025, there were no customers that accounted for more than ten percent of net sales. The Company does not have a material concentration of sales in any country outside of the United States.

(Dollars in thousands, except where otherwise indicated)

Allowance for Credit Losses

Management has established certain requirements that customers must meet before credit is extended. The financial condition of customers is continually monitored and collateral is usually not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. The Company reviews historical trends for credit loss as well as current economic conditions in determining an estimate for its allowance for credit losses. Additionally, in circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for credit losses is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably expects will be collected. Expense related to bad debts was approximately $0.5 million, $1.9 million and $1.8 million for 2025, 2024 and 2023, respectively, and is recorded within *Selling, general and administrative expenses* in the Consolidated Statements of Operations. Deductions from the allowance for doubtful accounts, net of recoveries, were approximately $0.9 million, $0.7 million and $1.1 million for 2025, 2024 and 2023, respectively.

The changes in the allowance for credit losses included within *Trade accounts receivable* for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Balance at January 1	$ 4,183	$ 2,989
Provision for expected credit loss, net of recoveries	518	1,938
Write-offs and other	(915)	(744)
Balance at December 31	$ 3,786	$ 4,183

Allowance for credit losses pertaining to the purchased credit deteriorated assets acquired in conjunction with the acquisition of Signature, as described in Note 3, are not included in the reported amounts above. These amounts totaled $3.2 million as of December 31, 2024 and are included net within *Other accounts receivable* and *Other assets – long-term*. As more fully described in Note 3, the purchased credit deteriorated assets were fully repaid during the year ended December 31, 2025 and the $3.2 million allowance for credit loss was reversed and recognized as a reduction to bad debt expense included in *Selling, general and administrative* in the Consolidated Statements of Operations.

Inventories

Inventories are valued at the lower of cost or market for last-in, first-out ("LIFO") inventory and lower of cost or net realizable value for first-in, first-out ("FIFO") inventory. Approximately 30 percent of our inventories are valued using the LIFO method of determining cost. All other inventories are valued at the FIFO method of determining cost.

Inventories at December 31 consist of the following:

	December 31, 2025	December 31, 2024
Finished and in-process products	$ 51,290	$ 62,601
Raw materials and supplies	34,774	34,400
	$ 86,064	$ 97,001

If the FIFO method of inventory cost valuation had been used exclusively by the Company, inventories would have been $8.5 million and $7.6 million higher than reported at December 31, 2025 and 2024, respectively. Cost of sales decreased by $0.2 million, $0.5 million and $0.2 million in 2025, 2024 and 2023, respectively, as a result of the liquidation of LIFO inventories.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the basis of the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 to 40 years
Machinery and equipment	3 to 10 years
Leasehold improvements	5 to 10 years

(Dollars in thousands, except where otherwise indicated)

The Company's property, plant and equipment by major asset class at December 31 consists of:

	December 31, 2025	December 31, 2024
Land	$ 6,380	$ 6,208
Buildings and leasehold improvements	65,921	64,600
Machinery and equipment	375,589	366,112
	447,890	436,920
Less allowances for depreciation and amortization	(318,785)	(299,356)
	$ 129,105	$ 137,564

Depreciation expense was $24.3 million, $23.0 million and $16.2 million in the years ended December 31, 2025, 2024 and 2023, respectively.

Long-Lived Assets

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of potential impairment related to assets to be held and used is based upon undiscounted future cash flows resulting from the use and ultimate disposition of the asset and related asset group. For assets held for sale, the amount of potential impairment may be based upon appraisal of the asset, estimated market value of similar assets or estimated cash flow from the disposition of the asset.

Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) were as follows:

	Foreign Currency	Interest Rate Swap (1)	Defined Benefit Pension Plans (3)	Total
Balance at January 1, 2023	$ (16,410)	$ —	$ (1,383)	$ (17,793)
Other comprehensive income (loss) before reclassifications (2)	859	—	66	925
Reclassification to (earnings) loss	—	—	53	53
Net current-period other comprehensive income (loss)	859	—	119	978
Balance at December 31, 2023	(15,551)	—	(1,264)	(16,815)
Other comprehensive income (loss) before reclassifications (2)	(3,058)	(1,761)	115	(4,704)
Reclassification to (earnings) loss	—	(639)	48	(591)
Net current-period other comprehensive income (loss)	(3,058)	(2,400)	163	(5,295)
Balance at December 31, 2024	(18,609)	(2,400)	(1,101)	(22,110)
Other comprehensive income (loss) before reclassifications (2)	1,691	(2,301)	—	(610)
Reclassification to (earnings) loss	—	491	1,101	1,592
Net current-period other comprehensive income (loss)	1,691	(1,810)	1,101	982
Balance at December 31, 2025	$ (16,918)	$ (4,210)	$ —	$ (21,128)

(1) Other comprehensive income (loss) before reclassifications, net of tax expense (benefit) of $(0.6) million and $(0.8) million for the years ended December 31, 2025 and 2024, respectively.

(2) The accumulated other comprehensive income (loss) components related to defined benefit pension plans are included in the computation of net periodic pension cost. See Note 12, Retirement Plans for additional details.

(3) Reclassification to (earnings) loss, net of tax expense (benefit) of $(0.4) million for the year ended December 31, 2025.

Stock Based Compensation

The Company has stock incentive plans that provide for the granting of stock-based compensation to employees and directors. Shares issued for option exercises, restricted stock units and performance units may be either from authorized, but unissued shares or treasury shares. For equity-classified awards, the fair value is determined on the date of the grant and not remeasured. The fair value of restricted stock units without a relative Total Shareholder Return ("rTSR") modifier are determined using the closing price of the Company's common stock on the grant date (Level 1 measurement). The fair value of performance units with a rTSR modifier is determined using a Monte Carlo simulation, which determines the probability of satisfying the market condition included in the award using market-based inputs (Level 2 measurement). For these awards, the performance-based vesting requirements determine the number of shares that ultimately vest, which can vary from 0% to 250% of target depending on the level of achievement of established performance and market criteria, where applicable. The fair value of options is determined using a binomial lattice option pricing model which uses market-based inputs (Level 2 measurement) as well as inputs based on historical employee behavior. When awards contain a required holding period after vesting, the fair value is discounted to reflect the lack of marketability. Expense for restricted stock units and stock options is recognized on a straight-line basis over the requisite service period, which is generally equivalent to the vesting term. Compensation expense for performance units is recognized over the requisite service period subject to adjustment based on the probable number of shares expected to vest under the performance condition. Forfeitures result in reversal of previously recognized expenses for unvested shares and are recognized in the period in which the forfeiture occurs.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be received or settled. Any effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period the change is enacted.

Deferred tax assets are reduced by a valuation allowance, if based on all available evidence, it is more likely than not that the deferred tax asset will not be realized. The Company evaluates the recovery of its deferred tax assets by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely heavily on estimates.

In the ordinary course of business, there is inherent uncertainty in quantifying certain income tax positions. The Company evaluates uncertain tax positions for all years subject to examination based upon management's evaluations of the facts, circumstances and information available at the reporting date. Income tax positions must meet a more-likely-than-not recognition threshold at the reporting date to be recognized. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Capital expenditures in the Consolidated Statement of Cash Flows excludes accrued, but unpaid, capital expenditures. Changes in the amount accrued increased (reduced) cash used for capital expenditures by $2.8 million, $(1.2) million and $0.7 million in 2025, 2024 and 2023, respectively.

2. Revenue Recognition

Revenue is recognized when obligations under the terms of a contract with customers are satisfied. In both the Distribution and Material Handling segments, this generally occurs with the transfer of control of the Company's products. This transfer of control may occur at either the time of shipment from a Company facility, or at the time of delivery to a designated customer location. Obligations under contracts with customers are typically fulfilled within 90 days of receiving a purchase order from a customer, and generally no other future obligations are required to be performed. The Company generally does not enter into contracts with customers for longer than one year. Based on the nature of the Company's products and customer contracts, no deferred revenue has been recorded with the exception of cash advances or deposits received from customers prior to transfer of control of the product. These advances are typically fulfilled within the 90 day time frame mentioned above.

(Dollars in thousands, except where otherwise indicated)

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring the products. Certain contracts with customers include variable consideration, such as rebates or discounts. The Company recognizes estimates of this variable consideration each period, primarily based on the most likely level of consideration to be paid to the customer under the specific terms of the underlying programs. While the Company's contracts with customers do not generally include explicit rights to return product, the Company will in practice allow returns in the normal course of business and as part of the customer relationship. Expected returns allowances are recognized each period based on an analysis of historical experience, and when physical recovery of the product from returns occurs, an estimated right to return asset is also recorded based on the approximate cost of the product.

Amounts included in the Consolidated Statements of Financial Position related to revenue recognition include:

	December 31, 2025	December 31, 2024	Statement of Financial Position Classification
Returns, discounts and other allowances	$ (786)	$ (1,051)	Trade accounts receivable
Right of return asset	$ 433	$ 456	Inventories, net
Customer deposits	$ (2,514)	$ (2,565)	Other current liabilities
Accrued rebates	$ (4,811)	$ (4,196)	Other current liabilities

Sales, value added, and other taxes collected with revenue from customers are excluded from net sales. The cost for shipments to customers is recognized when control over products has transferred to the customer. Costs for shipments to customers are classified as *Freight out* expenses for the Company's manufacturing business and as *Cost of sales* for the Company's distribution business in the accompanying Consolidated Statements of Operations. The Company incurred costs for shipments to customers of approximately $11.0 million, $12.0 million and $10.8 million in *Freight out* for the years ended December 31, 2025, 2024 and 2023, respectively, and $10.6 million, $11.0 million and $13.0 million in *Cost of sales* for the years ended December 31, 2025, 2024 and 2023, respectively.

Based on the short-term nature of contracts described above, contract acquisition costs are not significant. These costs, as well as other incidental items that are immaterial in the context of the contract, are recognized as expense as incurred. See Note 14, Segments for additional details on the Company's revenue by major market.

3. Acquisitions

Signature

On February 8, 2024, the Company acquired the stock of Signature Systems, a manufacturer and distributor of composite matting ground protection for industrial applications, stadium turf protection and temporary event flooring, which is included in the Material Handling Segment. The Signature acquisition aligns with the Company's long-term strategic plan to transform the Company into a high-growth, customer-centric innovator of value-added engineered plastic solutions. Cash consideration was $348.3 million, net of $4.3 million of cash acquired. Total cash consideration also includes the working capital settlement, which was finalized in June 2024. The Company funded the acquisition of Signature through an amendment and restatement of Myers' existing loan agreement, as described in Note 10.

Transaction costs related to the acquisition are included within *Selling, general and administrative* on the Consolidated Statements of Operations and totaled $7.2 million, of which $4.6 million and $2.6 million were incurred for the years ended December 31, 2024 and 2023, respectively. The acquisition of Signature was accounted for using the acquisition method, whereby all of the assets acquired and liabilities assumed were recognized at their fair value on the acquisition date, with any excess of the purchase price over the estimated fair value recorded as goodwill. Goodwill represents the future economic benefits arising from other assets acquired that could not be individually and separately recognized. Goodwill acquired in this transaction will not be tax deductible.

(Dollars in thousands, except where otherwise indicated)

The purchase accounting has been finalized and the final allocation of consideration for the Signature acquisition is as follows:

	Initial Allocation of Consideration	Measurement Period Adjustments[(1)]	Final Allocation
Assets acquired:			
Accounts receivable	$ 18,902	$ (48)	$ 18,854
Inventories	17,612	(239)	17,373
Prepaid expenses	719	(25)	694
Other assets - long-term	4,761	437	5,198
Property, plant and equipment	28,281	(18)	28,263
Right of use asset - operating leases	3,946	—	3,946
Intangible assets	127,000	9,700	136,700
Goodwill	215,105	(32,007)	183,098
Assets acquired	$ 416,326	$ (22,200)	$ 394,126
Liabilities assumed:			
Accounts payable	$ 4,542	$ 362	$ 4,904
Accrued expenses	5,646	266	5,912
Operating lease liability - short-term	525	—	525
Operating lease liability - long-term	2,400	—	2,400
Deferred income taxes	55,054	(22,981)	32,073
Total liabilities assumed	68,167	(22,353)	45,814
Net acquisition cost	$ 348,159	$ 153	$ 348,312

(1) The Company's preliminary purchase price allocation changed due to additional information and further analysis.

Included in *Accounts receivable* and *Other assets* (long-term) of the table above are long term notes receivable with face value of $11.4 million and estimated fair value of $7.0 million based on a risk-adjusted income approach, of which $1.9 million was classified as current as of the date of acquisition. The long term notes receivable acquired were considered purchased credit deteriorated assets. At the acquisition date, the Company established a $3.2 million allowance for credit loss, which has been added to the fair value of the loan to determine its amortized cost basis. The $1.2 million difference between the amortized cost basis and unpaid principal represents a noncredit discount that will be amortized into interest income over the remaining lives of the long term notes receivable through their maturities in August 2026.

In May 2025, subsequent to the acquisition date and final allocation of consideration for the Signature acquisition, the customer prepaid the remaining balance of the outstanding long term notes receivable for $8.3 million. The $3.2 million allowance for credit loss was reversed and recognized as a reduction to bad debt expense included in *Selling, general and administrative* and the remaining noncredit discount of $0.3 million was accelerated into interest income included in *Interest expense* in the Consolidated Statements of Operations.

Intangible assets consist of Signature's technology, customer relationships and the Signature Systems indefinite-lived trade name, and are summarized in the table below:

	Fair Value	Weighted Average Estimated Useful Life
Customer relationships	$ 83,800	10.0 years
Technology	31,300	12.0 years
Total amortizable intangible assets	$ 115,100	
Intangible assets not subject to amortization:		
Trademarks and trade names	$ 21,600	Indefinite

(Dollars in thousands, except where otherwise indicated)

The following unaudited pro forma results of operations for the year ended December 31, 2024 and 2023, respectively, assumes the Signature acquisition was completed on January 1, 2023. The following pro forma results include adjustments to reflect acquisition related costs, additional interest expense, amortization of intangibles associated with the acquisition, amortization of acquisition-related inventory step-up costs and the effects of adjustments made to the carrying value of certain assets.

	For the Year Ended December 31,	
	2024	2023
Net sales	$ 851,000	$ 923,221
Net income	12,043	37,913

The unaudited pro forma results may not be indicative of the results that would have been obtained had the acquisition occurred at the beginning of the periods presented, nor is it intended to be a projection of future results.

4. Goodwill and Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment annually and between annual tests if impairment indicators are present. Such indicators may include, but are not limited to, significant changes in economic and competitive conditions, the impact of the economic environment on the Company's customer base or its businesses, or a material negative change in its relationships with significant customers.

The Company's annual goodwill impairment assessment as of October 1 for all of its reporting units found no impairment at any of the Company's reporting units in 2025. During 2025, management performed a qualitative assessment for five of its seven reporting units and quantitative assessments were performed for the Signature Systems and Distribution reporting units. Based on the five qualitative analyses, we determined that it was more-likely-than-not that the fair values of the reporting units were greater than their carrying amounts and no impairment was indicated. Based on the quantitative analysis of the Signature Systems and Distribution reporting units, the estimated fair value of the reporting units were in excess of carrying value and no impairment was identified.

The fair value of the Company's Signature Systems and Distribution reporting units was determined using the income and market approaches. The income approach employs the discounted cash flow method reflecting projected cash flows expected to be generated by market participants and then adjusted for time value of money factors and requires management to make significant estimates and assumptions related to forecasts of future revenues, earnings before interest, taxes, depreciation, and amortization (EBITDA), and discount rates. The market approach utilizes an analysis of comparable publicly traded companies and requires management to make significant estimates and assumptions related to the forecasts of future revenues, EBITDA, and multiples that are applied to management's forecasted revenues and EBITDA estimates.

The techniques used in the Company's impairment test have incorporated a number of assumptions that the Company believes to be reasonable and to reflect known market conditions at the measurement date. The variables and assumptions used, all of which are Level 3 fair value inputs, include the projections of future revenues and expenses, working capital, terminal values, discount rates and long-term growth rates. The estimate of the fair value, and the related goodwill, could change over time based on a variety of factors, including the aggregate market value of the Company's common stock, actual operating performance of the underlying businesses or the impact of future events on the cost of capital and the related discount rates used.

Quantitative impairment assessments were performed for all reporting units in 2024, and they indicated that the fair value of the Company's seven reporting units all had adequate cushion above the carrying value on the assessment date, except for the rotational molding reporting unit, which was fully impaired as of September 30, 2024, as described below. The 2024 annual goodwill impairment assessments performed as of October 1, indicated no impairment for all of the Company's reporting units.

During the quarter ended September 30, 2024, the Company's rotational molding reporting unit continued to experience further declining market conditions including overall lower volume and uncertainty regarding the reporting unit's longer range outlook, primarily due to the current macroeconomic environment reducing expected demand for its products. Due to these potential indicators of impairment identified during the quarter ended September 30, 2024, the Company conducted an interim quantitative impairment test of the goodwill at its rotational molding reporting unit and compared the reporting unit's fair value to its carrying value as required by ASC 350. The Company's quantitative analysis identified that the estimated fair value of the rotational molding reporting unit was below the carrying value and accordingly, the Company recorded a $22.0 million non-cash impairment charge, for the full carrying

(Dollars in thousands, except where otherwise indicated)

value of the goodwill associated with the rotational molding reporting unit. The goodwill impairment charge was recorded within *Impairment charges* in the Consolidated Statements of Operations.

The circumstances leading to the interim goodwill assessment as described above also triggered an evaluation for long-lived assets as of September 30, 2024, for which the Company has first performed an ASC 360-10-35 recoverability test of other long-lived assets, including intangible assets for the rotational molding asset group. With respect to the asset group, future cash flows were estimated over the expected remaining life of the assets, and the Company determined that, on an undiscounted basis, expected cash flows exceeded the carrying value of the asset group, and no impairment was indicated.

The changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 were as follows:

	Distribution	Material Handling	Total
January 1, 2024	$ 14,730	$ 80,662	$ 95,392
Acquisition	—	183,098	183,098
Impairment charges	—	(22,016)	(22,016)
Foreign currency translation	—	(942)	(942)
December 31, 2024	$ 14,730	$ 240,802	$ 255,532
Foreign currency translation	—	482	482
December 31, 2025	$ 14,730	$ 241,284	$ 256,014

Intangible assets were established in connection with acquisitions. These intangible assets, other than goodwill and certain indefinite lived trade names, are amortized over their estimated useful lives. The Company performed a quantitative annual impairment assessment for the indefinite lived trade names as of October 1, 2025, 2024 and 2023, with the exception of certain indefinite lived trade names which had more than adequate cushion above carrying value, for which a qualitative assessment was performed. In performing these assessments, the Company determined the estimated fair value of all indefinite lived trade names exceeded the carrying value and accordingly, no impairment was indicated. Refer to Note 3 for the intangible assets acquired through the Signature acquisition during 2024.

Intangible assets at December 31, 2025 and 2024 consisted of the following:

		2025			2024		
	Weighted Average Remaining Useful Life (years)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Trade names - indefinite lived		$ 31,382	$ —	$ 31,382	$ 31,382	$ —	$ 31,382
Trade names	4.3	10,267	(5,830)	4,437	10,267	(4,658)	5,609
Customer relationships	9.0	158,692	(69,515)	89,177	157,880	(57,821)	100,059
Technology	9.9	56,280	(29,913)	26,367	56,280	(27,262)	29,018
Non-competition agreements	1.4	1,510	(1,422)	88	1,510	(1,257)	253
Patents	—	11,730	(11,730)	—	11,730	(11,730)	—
		$ 269,861	$ (118,410)	$ 151,451	$ 269,049	$ (102,728)	$ 166,321

Intangible amortization expense was $14.9 million, $15.5 million and $6.6 million in 2025, 2024 and 2023, respectively. Estimated annual amortization expense for intangible assets with finite lives for the next five years is: $14.2 million in 2026; $13.9 million in 2027; $13.7 million in 2028; $13.6 million in 2029 and $13.4 million in 2030.

(Dollars in thousands, except where otherwise indicated)

5. Stockholders' Equity

Net Income Per Common Share

Net income per common share, as shown on the accompanying Consolidated Statements of Operations, is determined on the basis of the weighted average number of common shares outstanding during the periods as follows:

	For the Year Ended December 31,		
	2025	2024	2023
Weighted average common shares outstanding basic	37,368,578	37,141,030	36,744,560
Dilutive effect of stock options and restricted stock	193,014	262,488	351,008
Weighted average common shares outstanding diluted	37,561,592	37,403,518	37,095,568

The dilutive effect of stock options and restricted stock was computed using the treasury stock method. Options to purchase 6,973, 10,290 and 101,406 shares of common stock that were outstanding at December 31, 2025, 2024 and 2023, respectively, were not included in the computation of diluted earnings per share as the exercise prices of these options was greater than the average market price of common shares and were therefore anti-dilutive.

Share Repurchases

On February 27, 2025, the Company's Board of Directors authorized the repurchase of up to $10.0 million in shares of its Common Stock effective March 10, 2025 (the “2025 Repurchase Program”). The 2025 Repurchase Program replaces the Company’s previously authorized 2013 repurchase program, which is hereby terminated, and will end on the first to occur of reaching the maximum amount of $10.0 million in repurchases or December 31, 2025. Repurchases under the 2025 repurchase program may be made in the open market at prevailing market prices, through accelerated share repurchases, through privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and the Company’s insider trading policy.

Under the 2025 Repurchase Program the Company repurchased a total of 176,221 shares for $2.5 million at an average cost of $14.19 per share, exclusive of commissions and excise tax during the year ended December 31, 2025. No new share repurchases may be made under the 2025 Repurchase Program after December 31, 2025.

6. Restructuring

On March 6, 2025, the Company announced the launch of a 'Focused Transformation' initiative with a target to implement $20 million of annualized cost savings, primarily in SG&A, by year-end 2025. In conjunction with the program the Company incurred $3.3 million of restructuring charges during the year ended December 31, 2025. Accrued and unpaid restructuring expenses were $0.6 million at December 31, 2025.

On July 31, 2025, the Company announced as part of its Focused Transformation initiatives, a plan to idle two of its rotational molding production facilities and to consolidate that production into other facilities. In conjunction with this initiative the Company incurred $2.6 million of restructuring charges during the year ended December 31, 2025. Accrued and unpaid restructuring expenses were not significant at December 31, 2025 and the Company expects to incur up to $11 million in restructuring costs to complete the initiative, including costs related to machine moves, asset impairments and costs related to the long-term facility leases.

In conjunction with the Company's previously announced restructuring plan to improve the Company’s organizational structure and operational efficiency within the Distribution Segment, the Company incurred $2.5 million and $1.4 million of restructuring charges during the years ended December 31, 2025 and 2024, respectively. The Company also entered into termination agreements to exit two of its idled lease facilities, in conjunction with the restructuring plan, for which the original leases extended through 2028, and total termination charges of $1.6 million, included in the totals above, for the year ended December 31, 2025, were recorded to satisfy all remaining obligations under the original lease agreements. Accrued and unpaid restructuring expenses totaled $0.3 million at December 31, 2025 and the Company does not expect to incur any further costs related to this initiative which is now complete.

On July 23, 2025, the Company's Board of Directors approved launching a strategic review of Myers Tire Supply, which is included in the Distribution segment. As a result of the strategic review announced in the second quarter of this year, the company has now initiated a sale process to divest the business, however there can be no assurance that a sale will be completed on terms acceptable to the Company, or at all. Revenue from this business was $187 million for the year ended December 31, 2025, which represents approximately 92% of total revenue from the Distribution segment.

(Dollars in thousands, except where otherwise indicated)

In August 2024, the Company announced the consolidation of its Atlantic, Iowa rotational molding facility into other rotational molding facilities to reduce the cost structure within the Material Handling segment. In December 2024, the Company reduced the scope of the consolidation to keep open its Atlantic, Iowa rotational molding facility as a result of increased demand for certain products produced in that facility. Total restructuring costs for these actions incurred were approximately $0.9 million during the year ended December 31, 2024. Accrued and unpaid restructuring expenses were not significant at December 31, 2024.

In conjunction with the Company's previously announced Ameri-Kart plan, the Company incurred $2.3 million and $1.0 million of restructuring charges during the years ended December 31, 2024 and 2023. On May 7, 2024, the Company entered into a termination agreement to exit the idled lease facility, in conjunction with the Ameri-Kart plan, for which the original lease extended through 2026 and a termination payment of $1.8 million was recorded to satisfy all remaining obligations under the original lease. The Ameri-Kart plan is now complete and there were no remaining accrued and unpaid restructuring expenses at December 31, 2024.

Charges from other restructuring initiatives to reduce and streamline overhead costs during the years ended December 31, 2025, 2024 and 2023 totaled $2.8 million, $2.9 million and $1.5 million, respectively. Accrued and unpaid restructuring expenses were $0.2 million and $0.9 million at December 31, 2025 and December 31, 2024, respectively.

The restructuring charges noted above for the years ended December 31, 2025, 2024 and 2023 are presented in the Consolidated Statements of Operations as follows:

	For the Year Ended December 31,								
	2025			2024			2023		
Segment	Cost of Sales	SG&A and Other [1]	Total	Cost of Sales	SG&A	Total	Cost of Sales	SG&A	Total
Material Handling	$ 2,347	$ 1,555	$ 3,902	$ 3,492	$ 375	$ 3,867	$ 829	$ 627	$ 1,456
Distribution	—	3,051	3,051	514	888	1,402	—	914	914
Corporate	—	4,209	4,209	—	2,271	2,271	—	166	166
Total	$ 2,347	$ 8,815	$ 11,162	$ 4,006	$ 3,534	$ 7,540	$ 829	$ 1,707	$ 2,536

[1] Amounts included in SG&A and Other, for the year ended December 31, 2025 include a $1.0 million charge related to the facility consolidations, discussed above, that is classified within *(Gain) loss on disposal of fixed assets* on the Consolidated Statements of Operations.

Restructuring liabilities are included in *other current liabilities* on the Consolidated Balance Sheets. The change in *other current liabilities* for the year ended December 31, 2025 was as follows:

	Employee Reduction	Facility Consolidations	Other Exit Costs [1]	Total
Balance at December 31, 2024	$ —	$ —	$ 962	$ 962
Charges to expense	1,794	4,685	4,683	11,162
Cash payments	(1,928)	(3,348)	(4,880)	(10,156)
Non-cash activity	171	(1,004)	—	(833)
Balance at December 31, 2025	$ 37	$ 333	$ 765	$ 1,135

[1] Other exit costs consist primarily of executive transition and other related costs.

7. Other Liabilities

The balance of *Other current liabilities* is comprised of the following:

	December 31, 2025	December 31, 2024
Customer deposits and accrued rebates	$ 7,325	$ 6,761
Dividends payable	5,483	5,613
Accrued litigation, claims and professional fees	2,133	110
Current portion of environmental reserves	9,105	6,605
Hedge contract liability	1,960	753
Other accrued expenses	7,340	6,952
	$ 33,346	$ 26,794

(Dollars in thousands, except where otherwise indicated)

The balance of *Other liabilities* (long-term) is comprised of the following:

	December 31, 2025	December 31, 2024
Environmental reserves	$ 7,415	$ 9,984
Supplemental executive retirement plan liability	105	270
Pension liability	—	79
Hedge contract liability	3,691	2,490
Other long-term liabilities	3,705	2,480
	$ 14,916	$ 15,303

8. Stock Compensation

The Company's 2021 Long-Term Incentive Plan (the "2021 Plan") was adopted by the Board of Directors on March 4, 2021, amended by the Board of Directors on April 20, 2021, and approved by shareholders in the annual shareholder meeting on April 29, 2021. The 2021 Plan authorizes the Compensation and Management Development Committee of the Board of Directors ("Compensation Committee") to issue up to 2,000,000 additional various stock awards including stock options, performance stock units, restricted stock units and other forms of equity-based awards to key employees and directors. No new awards may be issued under the 2021 Plan after March 16, 2024.

The Company's 2024 Long-Term Incentive Plan (the "2024 Plan") was adopted by the Board of Directors on February 29, 2024, and approved by shareholders in the annual shareholder meeting on April 25, 2024. The 2024 Plan authorizes the Compensation Committee to issue up to 2,500,000 additional various stock awards including stock options, performance stock units, restricted stock units and other forms of equity-based awards to key employees and directors.

Stock compensation expense was approximately $3.5 million, $1.7 million and $6.7 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in *Selling, general and administrative expenses*. Changes in expected performance under performance share award arrangements can cause volatility in stock compensation expense. Total unrecognized compensation cost related to non-vested share-based compensation arrangements at December 31, 2025 was approximately $5.3 million, which will be recognized over the next three years, as such compensation is earned. Outstanding options expire, if unexercised, ten years from the date of grant.

Options granted in 2025 are shown in the table below. There were no options granted in 2024 and 2023.

Year	Options	Exercise Price
2025	125,000	$ 10.75

Options exercised in 2024 and 2023 are shown in the table below. There were no options exercised in 2025.

Year	Options Exercised	Exercised Price
2024	102,468	$18.58 to $21.30
2023	62,551	$11.62 to $18.69

In addition, options totaling 3,317, 20 and 43,729 expired or were forfeited during the years ended December 31, 2025, 2024 and 2023, respectively.

Options outstanding and exercisable at December 31, 2025, 2024 and 2023 were as follows:

Year	Outstanding	Range of Exercise Prices	Exercisable	Weighted Average Exercise Price
2025	137,797	$10.75 to $21.30	12,797	$ 17.13
2024	16,114	$11.62 to $21.30	16,114	$ 17.43
2023	118,602	$11.62 to $21.30	118,602	$ 20.35

(Dollars in thousands, except where otherwise indicated)

The fair value of options granted is estimated using an option pricing model based on the assumptions set forth in the following table. The Company uses historical data to estimate employee exercise and departure behavior. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and through the expected term. The dividend yield rate is based on the Company's historical dividend yield. The expected volatility is derived from historical volatility of the Company's shares and those of similar companies measured against the market as a whole. The Company uses the binomial lattice option pricing model based on the assumptions set forth in the following table.

	2025
Risk free interest rate	4.29%
Expected dividend yield	4.90%
Expected life of award (years)	6.13
Expected volatility	41.56%
Fair value per option	$3.22

The following table provides a summary of stock option activity for the period ended December 31, 2025:

	Shares	Average Exercise Price	Weighted Average Life (in Years)
Outstanding at December 31, 2024	16,114	$ 17.43	
Options granted	125,000	10.75	
Options exercised	—	—	
Canceled or forfeited	(1,817)	18.58	
Expired	(1,500)	18.69	
Outstanding at December 31, 2025	137,797	11.34	8.33
Exercisable at December 31, 2025	12,797	$ 17.13	1.70

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. There were no options exercised in 2025. The intrinsic value of stock options exercised in 2024 and 2023 was $0.1 million and $0.4 million, respectively. The intrinsic value of stock options outstanding at December 31, 2025 was $1.0 million.

The following table provides a summary of restricted stock units, including performance-based restricted stock units, and restricted stock activity for the year ended December 31, 2025:

	Shares	Average Grant-Date Fair Value
Unvested shares at December 31, 2024	943,855	
Granted	509,417	$ 13.60
Vested	(261,228)	$ 19.65
Canceled or forfeited	(272,952)	$ 17.79
Unvested shares at December 31, 2025	919,092	

Restricted stock units are rights to receive shares of common stock, subject to forfeiture and other restrictions, which vest over a one to three year period. Restricted stock units are considered to be non-vested shares under the accounting guidance for share-based payment and are not reflected as issued and outstanding shares until the restrictions lapse. At that time, the shares are released to the grantee and the Company records the issuance of the shares. At December 31, 2025, restricted stock awards had vesting periods through October 2028. Included in the December 31, 2025 unvested shares are 562,353 performance-based restricted stock units.

(Dollars in thousands, except where otherwise indicated)

9. Contingencies

The Company is a defendant in various lawsuits and a party to various other legal proceedings arising in the ordinary course of business, some of which are covered in whole or in part by insurance. When a loss arising from these matters is probable and can reasonably be estimated, the most likely amount of the estimated probable loss is recorded, or if a range of probable loss can be estimated and no amount within the range is a better estimate than any other amount, the minimum amount in the range is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary.

Based on current available information, management believes that the ultimate outcome of these matters, including those described below, will not have a material adverse effect on our financial position, cash flows or overall trends in our results of operations. However, these matters are subject to inherent uncertainties, and unfavorable rulings could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations of the period in which the ruling occurs, or in future periods.

New Idria Mercury Mine

In September 2015, the U.S. Environmental Protection Agency ("EPA") informed a subsidiary of the Company, Buckhorn, Inc. ("Buckhorn") via a notice letter and related documents (the "Notice Letter") that it considers Buckhorn to be a potentially responsible party ("PRP") in connection with the New Idria Mercury Mine site ("New Idria Mine"). New Idria Mining & Chemical Company ("NIMCC"), which owned and/or operated the New Idria Mine through 1976, was merged into Buckhorn Metal Products Inc. in 1981, which was subsequently acquired by Myers Industries, Inc. in 1987. As a result of the EPA Notice Letter, Buckhorn and the Company entered into an Administrative Order of Consent ("AOC") with the EPA for the Remedial Investigation/Feasibility Study ("RI/FS") to determine the extent of remediation necessary and the screening of alternatives. The AOC and related Statement of Work ("SOW") were effective as of November 27, 2018, the date that it was executed by the EPA. The AOC requires a $2 million letter of credit to be provided for the duration of the RI/FS as assurance of Buckhorn's performance obligations.

All reasonably estimable costs related to the environmental remediation are accrued. These costs are comprised primarily of estimates to perform the RI/FS, identification of possible other PRPs, EPA oversight fees, past cost claims made by the EPA, periodic monitoring, and responses to demands issued by the EPA under the AOC. It is possible that adjustments to the aforementioned reserves will be necessary as new information is obtained, including after finalization and EPA approval of the work plan for the RI/FS. Estimates of Buckhorn's liability are based on current facts, laws, regulations and technology. Estimates of Buckhorn's environmental liabilities are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluation and cost estimates, the extent of remedial actions that may be required, the extent of oversight by the EPA and the number and financial condition of other PRPs that may be named, as well as the extent of their responsibility for the remediation. Beginning in late 2021 and continuing through the current period, Buckhorn and the EPA continue to actively discuss the scope of the activities in the work plan for the RI/FS, resulting in changes to the estimated costs to perform the RI/FS work plan from time to time. Cost estimates will continue to be refined as the work plans for the RI/FS and the ultimate remediation are finalized and as the activities are performed over a period expected to last several years.

In 2022, Buckhorn reached an agreement with respect to certain insurance coverage related to defense costs, which is expected to apply to a substantial portion of the estimated RI/FS costs. Recovery of accrued costs are recorded as a receivable to the extent such recovery is determined to be probable under this agreement. Estimates of cost recoveries will continue to be refined as the RI/FS work plan is finalized and the activities are performed over a period expected to last several years. Buckhorn may also have opportunity for cost recovery under other insurance policies.

Since October 2011, when the New Idria Mine was added to the Superfund National Priorities List by the EPA, Buckhorn has recognized $27.6 million of cumulative charges, made cumulative payments of $17.0 million and received insurance recoveries of

(Dollars in thousands, except where otherwise indicated)

$8.5 million through December 31, 2025. For the years ended December 31, 2025, 2024 and 2023, the following undiscounted activity was recorded in connection with the New Idria Mercury Mine:

	For the Year Ended December 31,		
	2025	2024	2023
Beginning reserve balance	$ 12,425	$ 13,182	$ 11,855
Changes in estimated environmental liability	2,500	3,100	6,500
Payments made [3]	(2,421)	(3,857)	(5,173)
Ending reserve balance [1]	$ 12,504	$ 12,425	$ 13,182
Beginning receivable balance	$ 8,404	$ 7,245	$ 6,000
Changes in estimated insurance recovery	2,300	3,300	3,300
Insurance recovery reimbursements	(2,372)	(2,141)	(2,055)
Ending receivable balance [2]	$ 8,332	$ 8,404	$ 7,245

(1) As of December 31, 2025, Buckhorn has a total ending reserve balance of $12.5 million related to the New Idria Mine, of which $8.8 million is classified in *Other current liabilities,* $3.3 million in *Other liabilities* (long-term) and $0.4 million in *Accounts payable.*
(2) As of December 31, 2025, Buckhorn has a total receivable balance related to the probable insurance recovery of $8.3 million, of which $5.2 million is classified in *Other accounts receivable* and $3.1 million is classified in *Other assets* (long-term).
(3) Payments made for the year ended December 31, 2023 include a $1.9 million payment related to a settlement agreement with the EPA to resolve the past costs claim, which Buckhorn paid in the first quarter of 2023.

Given the circumstances referred to above, including the fact that the final remediation strategy has not yet been determined, Buckhorn has not accrued for remediation costs in connection with this site as it is unable to estimate the range of a reasonably possible liability for remediation costs.

New Almaden Mine

A number of parties, including the Company and its subsidiary, Buckhorn (as successor to NIMCC), were alleged by trustee agencies of the United States and the State of California to be responsible for natural resource damages due to environmental contamination of areas comprising the historical New Almaden mercury mines located in the Guadalupe River Watershed region in Santa Clara County, California ("County"). In 2005, Buckhorn and the Company, without admitting liability or chain of ownership of NIMCC, resolved the trustees' claim against them through a consent decree that required them to contribute financially to the implementation by the County of an environmentally beneficial project within the impacted area. Buckhorn and the Company negotiated an agreement with the County ("Cost Sharing Agreement"), whereby Buckhorn and the Company agreed to reimburse one-half of the County's costs of implementing the project. A detailed estimate was received from the County in 2016, and estimated costs for implementing the project to range between $3.3 million and $4.4 million. In 2022, the County informed the Company that it may begin implementation of the project in 2023 and that costs were expected to be higher. In January 2023, the County informed Buckhorn that the project will commence in 2023 and that it had accepted a bid to complete the project for approximately $9.0 million. The Company and Buckhorn intend to vigorously challenge, under the terms of the Cost Sharing Agreement, their responsibility to share in the entirety of the project cost increases. No additional costs were incurred related to New Almaden in the years ended December 31, 2025, 2024 and 2023 and payments of $0.1 million were made for the year ended December 31, 2023. As of December 31, 2025, Buckhorn has a total reserve of $4.4 million related to the New Almaden Mine, of which $0.3 million is classified in *Other current liabilities* and $4.1 million is classified in *Other liabilities* (long-term).

It is possible that adjustments to the aforementioned reserves will be necessary to reflect new information. In addition, the Company may have claims against and defenses to claims by the County under the 2005 agreement that could reduce or offset its obligation for reimbursement of some of these potential additional costs. With the assistance of environmental consultants, the Company will closely monitor this matter and will continue to assess its reserves as additional information becomes available.

(Dollars in thousands, except where otherwise indicated)

Other Matters

On February 14, 2023, a lawsuit was filed by Nan Morgan McCartney in the Circuit Court of Escambia County, Florida (later removed to the Northern District of Florida, Pensacola Division) against the Company, Scepter US Holding Company, Scepter Manufacturing, LLC, Scepter Canada Inc., Walmart Inc., and Wal-Mart Stores East, LP. The complaint sought compensatory damages and court costs for harm caused to Ms. McCartney allegedly arising from use of a 5-gallon portable fuel container manufactured by a Scepter company and alleges amounts in controversy in excess of $30 thousand exclusive of costs. On April 2, 2025, the Myers defendants learned that Walmart had settled its case with Plaintiff. On January 24, 2026 the Myers defendants settled the remaining aspects of the case with Plaintiff within coverages of insurance policies maintained by Scepter.

On March 18, 2025, a lawsuit was filed by Ryan Colvin, individually and on behalf of his minor son, C.C., and Chelsea Conkel, individually, in the United States District Court for the District of Arizona, against Scepter Manufacturing, LLC. The Complaint seeks damages and court costs for harm caused to Plaintiff's minor son and both parents allegedly arising from the use of a 5-gallon portable fuel container manufactured by Scepter Manufacturing, LLC, and alleges amounts in controversy in excess of $75 thousand. The Company was served the Complaint on June 6, 2025, and filed its Answer on June 16, 2025. The Company cannot assess with any meaningful probability the outcome or the potential damages. Scepter has maintained insurance policies, which it believes will cover a substantial portion of the defense costs incurred in this matter.

On July 9, 2024, Spartan Composites, LLC ("Spartan") d\b\a FODS ("FODS") and Spartan Mats, LLC ("Spartan Mat") (collectively, "Plaintiffs") filed suit against Signature Systems Group, LLC, a wholly-owned subsidiary of the Company ("Signature") in the United States District Court for the Eastern District of Texas, asserting certain claims relating to Signature's manufacture and sale of its DiamondTrack mat, including misappropriation of FODS' trade secrets under federal and state law, breach of a prior settlement agreement between Signature, FODS and Spartan Mat, and tortious interference with FODS' prospective business relationships. Signature was acquired by the Company on February 8, 2024, and in connection with the acquisition, the Company obtained insurance policies providing coverage against the inaccuracy or breach of certain of the sellers' representations and warranties set forth in the acquisition agreement ("RWI Policies"). On November 20, 2025, a jury found in favor of Plaintiffs on several counts of their complaint, including misappropriation of trade secrets and breach of contract, and awarded damages of up to $15 million, plus pre- and post-judgment interest and potential attorney fees. The Company believes the jury's verdict contains errors that the Company intends to vigorously challenge through post-trial motions and, if necessary, through the appellate process. The Company has not accrued for potential losses in this matter as the Company cannot reasonably estimate any loss or range of loss because the matter cannot be quantified until a final, appealable order is issued. On January 5, 2026, the court granted Plaintiffs' post-trial motion for a preliminary injunction preventing Signature from marketing, selling, renting, leasing, or manufacturing its DiamondTrack mat pending final ruling(s). Sales of this mat represented less than 1% of the Company's 2025 consolidated sales. Various post-trial motions remain pending, which Signature may appeal, depending on the Court's ruling(s). The Company believes that the RWI Policies will cover a substantial portion of ongoing defense costs and any final judgments rendered in the matter.

10. Long-Term Debt and Loan Agreements

Long-term debt at December 31, 2025 and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Amended Loan Agreement - Revolving Credit Facility	$ —	$ —
Amended Loan Agreement - Term Loan A	351,000	382,000
	351,000	382,000
Less unamortized deferred financing costs	5,189	7,041
	345,811	374,959
Less current portion long-term debt	34,601	19,649
Long-term debt	$ 311,210	$ 355,310

On February 8, 2024, the Company entered into Amendment No. 1 to the Seventh Amended and Restated Loan Agreement ("Amendment No. 1"), which amended the Seventh Amended and Restated Loan Agreement (the "Loan Agreement") dated September 29, 2022 (collectively, the "Amended Loan Agreement"). Amendment No. 1, among other things, permitted the acquisition of Signature Systems and provided a new 5-year $400 million term loan facility ("Term Loan A"). Term Loan A will amortize in eight quarterly installment payments of $5 million beginning June 30, 2024, quarterly installment payments of $10 million thereafter, and any remaining balance due upon maturity. Term Loan A may be voluntarily prepaid at any time, in whole or in part, without penalty or premium, however, all amounts repaid or prepaid in respect of Term Loan A may not be reborrowed.

(Dollars in thousands, except where otherwise indicated)

Amendment No. 1 did not change the existing revolving credit facility's maturity date or $250 million borrowing limit, which includes a letter of credit subfacility and swingline subfacility. In connection with Amendment No. 1, the Company incurred deferred financing fees of $9.2 million, of which $8.5 million was related to Term Loan A and included in *Long-term debt* and *Long-term debt - current portion* and $0.7 million was related to the Revolving Credit Facility and included in *Other Assets* (long-term). These deferred financing fees are being amortized to *Interest expense* over their respective terms to maturity. Remaining deferred financing fees on the Revolving Credit Facility were $0.8 million and $1.3 million as of December 31, 2025 and December 31, 2024, respectively, and remaining unamortized deferred financing costs under the Term Loan A totaled $5.2 million and $7.0 million as of December 31, 2025 and December 31, 2024, respectively.

As of December 31, 2025, the Company had $244.7 million available under the Amended Loan Agreement, which is available for the ongoing working capital requirements of the Company and its subsidiaries and for general corporate purposes. The Company had $5.3 million of letters of credit issued related to insurance and other contracts requiring financial assurance in the ordinary course of business. Borrowings under the Amended Loan Agreement bear interest at the Term SOFR, RFR, SONIA, EURIBOR and CORRA-based borrowing rates. Amounts borrowed under the credit facility are secured by pledges to all of the Company's assets (except with respect to certain assets that are customarily excluded for the incurrence of such liens).

On January 12, 2024, the Company repaid $26.0 million of senior unsecured notes upon maturity using cash on hand and availability under the Loan agreement. On February 6, 2024, in connection with the first amendment and restatement to the Loan Agreement discussed above, the Company prepaid the remaining $12.0 million face value of senior unsecured notes, which were due January 15, 2026, using availability under the revolving credit facility under the Loan Agreement. After giving effect to the payment in full all outstanding senior unsecured notes under the Note Purchase Agreement have been paid and the Note Purchase Agreement has been terminated. In conjunction with the termination the Company recognized a loss on debt extinguishment of $0.1 million, primarily representing the make-whole fees on the senior unsecured notes and the unamortized value of the original issuance discount which were included in *Interest expense*.

Amortization expense of the deferred financing costs was $2.3 million, $1.9 million, and $0.3 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in *Interest expense*.

The weighted average interest rate on borrowings under the Company's long-term debt was 7.80% for 2025, 8.46% for 2024, and 6.86% for 2023, which includes a quarterly facility fee on the used and unused portion, as well as amortization of deferred financing costs.

On May 2, 2024, the Company entered into an interest rate swap agreement to mitigate the variable interest rate risk of borrowings under the Amended Loan Agreement. The swap has a beginning notional value of $200.0 million, which reduces proportionately with scheduled Term Loan A amortization payments, and has a final maturity date of January 31, 2029. At December 31, 2025, the remaining notional value of the Company's interest rate swap totaled $182.5 million. The swap is designated as a cash flow hedge and effectively results in a fixed rate of 4.606% plus the applicable margin for the hedged debt, as described above and in Note 1.

As of December 31, 2025, the Company was in compliance with all of its debt covenants. The most restrictive financial covenants for all of the Company's debt are a net leverage ratio (defined as net debt divided by earnings before interest, taxes, depreciation and amortization, as adjusted) and an interest coverage ratio (defined as earnings before interest, taxes, depreciation and amortization, as adjusted, divided by interest expense). The ratios as of and for the period ended December 31, 2025 are shown in the following table:

	Required Level	Actual Level
Interest Coverage Ratio	3.00 to 1 (minimum)	4.29
Net Leverage Ratio	3.25 to 1 (maximum)	2.45

(Dollars in thousands, except where otherwise indicated)

11. Income Taxes

The Company's effective tax rate was 22.6%, 46.8% and 26.0% in 2025, 2024 and 2023, respectively. A reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

	Percent of Income before Income Taxes					
	2025		2024		2023	
U.S. federal statutory tax rate	$ 9,478	21.0%	$ 2,844	21.0%	$ 13,872	21.0%
State and local income taxes, net of federal income tax effect [(1)]	952	2.1	877	6.5	1,816	2.8
Foreign tax effects						
Canada	554	1.2	365	2.7	995	1.5
Other foreign jurisdictions	234	0.5	88	0.7	26	0.0
Effects of cross border tax laws						
Foreign derived intangible income (FDII)	(1,706)	(3.8)	—	—	—	—
Nontaxable or nondeductible items						
Merger and acquisition transaction costs	—	—	993	7.3	—	—
Nondeductible compensation	524	1.2	637	4.7	197	0.3
Goodwill impairment	—	—	413	3.0	—	—
Other	437	1.0	141	1.0	75	0.1
Changes in unrecognized tax benefits	(85)	(0.2)	—	—	—	—
Other adjustments	(181)	(0.4)	(16)	(0.1)	208	0.3
Effective tax rate for the year	$ 10,207	22.6%	$ 6,342	46.8%	$ 17,189	26.0%

[(1)] State taxes, net of federal benefit due to activity in Oklahoma and Pennsylvania for 2025, Florida, Illinois, Oklahoma and Pennsylvania for 2024 and Illinois, Indiana, Iowa and Oklahoma for 2023, which make up the majority (greater than 50%) of the tax effect in this category.

Income before income taxes was attributable to the following sources:

	2025	2024	2023
United States	$ 31,775	$ 3,409	$ 55,553
Foreign	13,360	10,134	10,503
Totals	$ 45,135	$ 13,543	$ 66,056

Income tax expense consisted of the following:

	Year ended December 31,		
	2025	2024	2023
Current:			
Federal	$ 2,362	$ 7,877	$ 11,296
State and local	1,475	2,013	2,237
Foreign	3,164	2,500	2,617
Total current provision	7,001	12,390	16,150
Deferred:			
Federal	2,693	(5,195)	617
State and local	(270)	(903)	62
Foreign	783	50	360
Total deferred provision	3,206	(6,048)	1,039
Provision for income taxes	$ 10,207	$ 6,342	$ 17,189

(Dollars in thousands, except where otherwise indicated)

Income taxes paid, net of any refunds received was as follows:

	Year ended December 31,		
	2025	2024	2023
Federal	$ 9,800	$ 8,000	$ 7,900
State and local	2,300	2,685	2,580
Foreign	3,024	2,351	2,971
	$ 15,124	$ 13,036	$ 13,451

The following table summarizes income taxes paid, net of any refunds received, disaggregated by individual jurisdictions in which income taxes paid, net of refunds received is equal to or greater than five percent of total income taxes paid:

	Year ended December 31,		
	2025	2024	2023
Foreign			
Canada	$ 2,228	$ 2,175	$ 2,779
Other Foreign	796	176	192
	$ 3,024	$ 2,351	$ 2,971

During 2018, the Company recorded a provision and related deferred tax liability of $0.6 million related primarily to the earnings of the Company's subsidiary in Guatemala, which were deemed by management to no longer be permanently reinvested. During 2025, the Company increased the deferred tax liability to $0.8 million. The earnings and profits for all foreign subsidiaries had been previously included in the calculation of the one-time deemed repatriation transition tax, and thus, should there be a repatriation of earnings from any other foreign subsidiaries in future periods, the Company expects to be subject to only foreign withholding tax. Management does not currently anticipate a repatriation of earnings from any other foreign subsidiaries, except as provided above, as these earnings are deemed to be permanently reinvested.

Significant components of the Company's deferred taxes as of December 31, 2025 and 2024 are as follows:

	2025	2024
Deferred income tax assets		
Compensation accruals	$ 1,647	$ 2,372
Inventory valuation	2,958	3,094
Allowance for uncollectible accounts	852	931
Non-deductible accruals	4,765	3,983
Operating lease liability	5,290	6,438
Finance lease liability	1,679	1,809
Goodwill	3,426	3,766
Other deductible non-goodwill intangibles	4,775	5,420
Interest limitation carryforward	—	2,759
Capital loss carryforwards	127	127
Net operating loss carryforwards	36	54
	25,555	30,753
Valuation allowance	(127)	(127)
	25,428	30,626
Deferred income tax liabilities		
Property, plant and equipment	15,590	15,492
Goodwill and indefinite-lived intangibles	10,303	14,410
Non-deductible intangibles	24,284	22,056
Right of use asset - operating leases	5,212	6,418
Finance lease assets	1,509	1,665
State deferred taxes	3,042	3,256
Other	1,782	1,008
	61,722	64,305
Net deferred income tax liability	$ (36,294)	$ (33,679)

(Dollars in thousands, except where otherwise indicated)

In 2022, the Company impaired its investment in a joint venture incurring a capital loss for which a deferred tax asset of $0.1 million was recorded. As of December 31, 2022 a valuation allowance of $0.1 million was recorded against this capital loss deferred tax asset, as the recovery is not more likely than not.

In 2024, the Company realized a $1.7 million benefit from a net operating loss ("NOL") carryforward acquired in the Signature acquisition described in Note 3. There is no benefit to future years after full utilization of the NOL carryforward in 2024.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	2025	2024	2023
Balance at January 1	$ 1,339	$ —	$ —
Increases related to previous year tax positions	79	1,339	—
Reductions due to lapse of applicable statute of limitations	(164)	—	—
Balance at December 31	$ 1,254	$ 1,339	$ —

The total amount of gross unrecognized tax benefits that would reduce the Company's effective tax rate was $1.3 million, $1.3 million and $0.0 million at December 31, 2025, 2024 and 2023, respectively.

The Company and its subsidiaries file U.S. Federal, state and local, and non-U.S. income tax returns. As of December 31, 2025, the Company is no longer subject to U.S. Federal examinations by tax authorities for tax years before 2022. The company is subject to state and local income tax examinations for tax years 2021 through 2024. In addition, the Company is subject to non-U.S. income tax examinations for tax years of 2021 through 2024.

12. Retirement Plans

The Company and certain of its subsidiaries have pension and profit sharing plans covering substantially all of their employees. The Company's defined benefit pension plan, *The Pension Agreement between Akro-Mils and United Steelworkers of America Local No. 1761-02*, (the "Plan") provides benefits primarily based upon a fixed amount for each year of service. The Plan was frozen in 2007, and no benefits for service have accumulated after this date.

On April 22, 2025, the Company entered into an agreement with United of Omaha Life Insurance Company (the "Insurer"), under which the Company purchased an irrevocable nonparticipating single premium group annuity contract from the insurer and transferred to the insurer the future benefit obligations and annuity administration for remaining retirees and beneficiaries under the Company's defined benefit pension plan (the 'Plan') with remaining obligations that approximated $4.1 million, at the time of transfer. Under the group annuity contract, the Insurer has made an unconditional and irrevocable commitment to pay the pension benefits of each participant that are due on or after June 1, 2025 and the Company has no remaining obligations under the Plan. The purchase of the group annuity contract was funded primarily by the assets of the plan and as a result of the transaction, the Company recognized a pre-tax pension settlement charge of $1.6 million in the second quarter of 2025, primarily related to the non-cash acceleration of actuarial losses included within Accumulated Other Comprehensive Income (Loss) in the Consolidated Statements of Financial Position.

Net periodic pension cost of the Plan for the year ended December 31, 2025 was not significant. Net periodic pension cost for the years ended December 31, 2024 and 2023 was as follows:

	For the Year Ended December 31,	
	2024	2023
Interest cost	$ 222	$ 233
Expected return on assets	(125)	(144)
Amortization of net loss	64	70
Net periodic pension cost	$ 161	$ 159

(Dollars in thousands, except where otherwise indicated)

The reconciliation of changes in the Plan's projected benefit obligations and assets are as follows:

	December 31, 2025	December 31, 2024
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 4,280	$ 4,766
Interest cost	—	222
Actuarial (gain) loss	(99)	(291)
Benefits paid	(54)	(417)
Settlement	(4,127)	—
Projected benefit obligation at end of year	$ —	$ 4,280
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 4,201	$ 4,631
Actual return on plan assets	—	(13)
Plan expenses paid out of assets	(20)	—
Benefits paid	(54)	(417)
Settlement	(4,127)	—
Fair value of plan assets at end of year	$ —	$ 4,201
Funded status	$ —	$ (79)

The Plan's funded status shown above is included in *Other liabilities - long-term* in the Company's Consolidated Statements of Financial Position at December 31, 2024. At December 31, 2025 the plan was fully terminated and the Company had no remaining obligations under the Plan.

As discussed above, the annuity purchase price was used to measure the projected benefit obligation on the settlement date. Prior to settlement, the assumptions used to determine the Plan's net periodic benefit cost and benefit obligations were as follows:

	December 31, 2024	December 31, 2023
Discount rate for net periodic pension cost	4.85%	5.05%
Discount rate for benefit obligations	5.40%	4.85%
Expected long-term return of plan assets	5.00%	5.25%

Prior to settlement the expected long-term rate of return was based on the long-term expected returns for the investment mix consistent with the Plan's current asset allocation and investment policy. The Plan's asset allocation and investment policy increases the allocation of fixed income investments that are managed to match the duration of the underlying pension liability as the funding status improves. The assumed discount rates represent long-term high-quality corporate bond rates commensurate with the liability duration of the Plan.

The fair value of Plan assets at December 31, 2024 consisted of mutual funds valued at $0.4 million and pooled separate accounts valued at $3.8 million. Fair values of all Plan assets are categorized as Level 1. Mutual fund values are determined based on period end closing quoted prices in active markets. The pooled separate accounts are measured at net asset value, which is made readily available to investors. Each of the pooled separate accounts invest in multiple fixed securities and provide for daily redemptions by the plan with no advance notice requirements and have redemption prices that are also determined by the fund's net asset value per unit with no redemption fees. The weighted average asset allocations for the Plan at December 31, 2024 are show in the table below. There were no significant changes to the asset allocations of the Plan assets prior to settlement.

	December 31, 2024
U.S. equities securities	10%
U.S. debt securities	90%
	100%

(Dollars in thousands, except where otherwise indicated)

The Company maintains defined contribution plans for its U.S.-based employees, who are not covered under defined benefit plans and have met eligibility service requirements. The Company recognized expense related to the 401(k) employer matching contribution in the amount of, $4.5 million, $4.9 million and $4.5 million in 2025, 2024 and 2023, respectively.

In addition, the Company has a Supplemental Executive Retirement Plan ("SERP") to provide certain former senior executives with retirement benefits in addition to amounts payable under the 401(k) plan. Net expense (benefit) related to the SERP was not meaningful for the years ended December 2025, 2024 and 2023. The SERP liability was based on the discounted present value of expected future benefit payments using a discount rate of 5.4%. The SERP liability was approximately $0.3 million and $0.6 million at December 31, 2025 and 2024, respectively, and is included in *Accrued employee compensation* and *Other liabilities - long-term* on the accompanying Consolidated Statements of Financial Position. The SERP is unfunded.

13. Leases

The Company determines if an arrangement is a lease at inception. The Company has leases for manufacturing facilities, distribution centers, warehouses, office space and equipment, with remaining lease terms of one to ten years. Certain of these leases include options to extend the lease for up to five years, and some include options to terminate the lease early. Leases with an initial term of 12 months or less are not recorded on the Consolidated Statements of Financial Position; the Company recognizes lease expense for these short-term leases on a straight-line basis over the lease term. Operating leases with an initial term greater than 12 months are included in *Right of use asset – operating leases* ("ROU assets"), *Operating lease liability – short-term*, and *Operating lease liability – long-term* and finance leases are included in *Property, plant and equipment*, *Finance lease liability – short-term*, and *Finance lease liability – long-term* in the Consolidated Statements of Financial Position.

The ROU assets represent the right to use an underlying asset for the lease term and the lease liabilities represent the obligation to make lease payments. ROU assets and lease liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. When leases do not provide an implicit rate, the Company's incremental borrowing rate is used, which is then applied at the portfolio level, based on the information available at commencement date in determining the present value of lease payments. The Company has also elected not to separate lease and non-lease components. The lease terms include options to extend or terminate the lease when it is reasonably certain the option will be exercised. Lease expense is recognized on a straight-line basis over the lease term.

Amounts included in the Consolidated Statements of Financial Position related to leases were:

	Classification	December 31, 2025	December 31, 2024
Assets:			
Operating lease assets	Right of use asset - operating leases	$ 24,818	$ 30,561
Finance lease assets	Property, plant and equipment, net	7,185	7,927
Total lease assets		$ 32,003	$ 38,488
Liabilities:			
Current	Operating lease liability - short-term	$ 6,727	$ 6,597
Long-term	Operating lease liability - long-term	18,135	23,700
Total operating lease liabilities		24,862	30,297
Current	Finance lease liability - short-term	645	621
Long-term	Finance lease liability - long-term	7,349	7,994
Total finance lease liabilities		7,994	8,615
Total lease liabilities		$ 32,856	$ 38,912

(Dollars in thousands, except where otherwise indicated)

The components of lease expense include:

Lease Cost	Classification	For the Year Ended December 31, 2025	2024	2023
Operating lease cost [(1)] [(2)]	Cost of sales	$ 7,290	$ 8,736	$ 6,193
Operating lease cost [(1)] [(3)]	Selling, general and administrative expenses	4,958	3,880	3,354
Finance lease cost				
Amortization expense	Cost of sales	741	741	720
Interest expense on lease liabilities	Interest expense, net	303	327	337
Total lease cost		$ 13,292	$ 13,684	$ 10,604

(1) Includes short-term leases and variable lease costs, which are immaterial

(2) Operating lease costs included in *Cost of sales* for the year ended December 31, 2024, includes a $1.8 million termination charge related to exiting an idled lease facility, as described in Note 6

(3) Operating lease costs included in *Selling, general and administrative* for the year ended December 31, 2025 include $1.6 million in termination charges related to exiting idled lease facilities, as described in Note 6

Supplemental cash flow information related to leases was as follows:

Supplemental Cash Flow Information	For the Year Ended December 31, 2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 9,815	$ 8,157	$ 7,580
Operating cash flows from finance leases	$ 303	$ 327	$ 337
Financing cash flows from finance leases	$ 621	$ 593	$ 542
Right-of-use assets obtained in exchange for new lease liabilities:			
Operating leases	$ 2,582	$ 6,919	$ 6,143
Finance leases	$ —	$ —	$ 313

Lease Term and Discount Rate	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (years):		
Operating leases	4.28	4.93
Finance leases	10.02	11.00
Weighted-average discount rate:		
Operating leases	6.6%	6.3%
Finance leases	3.7%	3.7%

Maturity of Lease Liabilities - As of December 31, 2025	Operating Leases	Finance Leases	Total
2026	$ 8,091	$ 924	$ 9,015
2027	6,870	946	7,816
2028	5,305	950	6,255
2029	3,730	950	4,680
2030	2,051	933	2,984
After 2030	2,150	4,824	6,974
Total lease payments	28,197	9,527	37,724
Less: interest	(3,335)	(1,533)	(4,868)
Present value of lease liabilities	$ 24,862	$ 7,994	$ 32,856

(Dollars in thousands, except where otherwise indicated)

14. Segments

The Company, a leading manufacturer of products that protect the world from the ground up, manages its business under two operating segments, Material Handling and Distribution, consistent with the manner in which the Chief Operating Decision Maker ("CODM") evaluates performance and makes resource allocation decisions. The Company's CODM is the Chief Executive Officer. None of the reportable segments include operating segments that have been aggregated. These segments contain individual business components that have been combined on the basis of common management, customers, products, production processes and other economic characteristics. Intersegment sales are recorded with a reasonable margin and are eliminated in consolidation.

The Material Handling Segment manufactures a broad selection of durable plastic reusable products that are used repeatedly during the course of their service life. At the end of their service life, these highly sustainable products can be recovered, recycled, and reprocessed into new products. The Material Handling Segment’s products include plastic reusable containers, pallets, small parts bins, bulk shipping containers, storage and organization products, OEM parts, custom plastic products, composite ground protection matting, consumer fuel containers and tanks for water, fuel and waste handling. Products in the Material Handling Segment are primarily injection molded, rotationally molded, compression molded or blow molded. This segment conducts its primary operations in the United States and Canada, but also exports globally. Markets served include industrial manufacturing, food processing, retail/wholesale products distribution, agriculture, automotive, recreational vehicles, marine vehicles, healthcare, appliance, bakery, electronics, textiles, construction, infrastructure and consumer, among others. Products are sold both directly to end-users and through distributors. The acquisition of Signature, as described in Note 3, is included in the Material Handling Segment.

The Distribution Segment is engaged in the distribution of equipment, tools, and supplies used for tire servicing and automotive under-vehicle repair and the manufacture of tire repair and retreading products. The product line includes categories such as tire valves and accessories, tire changing and balancing equipment, lifts and alignment equipment, service equipment and tools, and tire repair/retread supplies. The Distribution Segment also manufactures and sells certain traffic markings, including reflective highway marking tape. The Distribution Segment operates domestically through its regional and customer-focused sales team with strategically located regional distribution centers in the United States, and in certain foreign countries through export sales. In addition, the Distribution Segment operates directly in certain foreign markets, principally Central America, through foreign branch operations. Markets served include retail and truck tire dealers, commercial auto and truck fleets, truck stop operations, auto dealers, general service and repair centers, tire retreaders, and government agencies.

Total sales from foreign business units were approximately \$56.5 million, \$46.3 million, and \$46.1 million, for the years ended December 31, 2025, 2024 and 2023, respectively. Export sales from the Company's U.S. operations were approximately \$31.7 million, \$37.1 million, and \$30.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. Sales made to customers in Canada accounted for approximately 3.4%, 3.0%, and 4.4% of total net sales in 2025, 2024 and 2023, respectively. There are no other individual foreign countries for which sales are material. Long-lived assets in foreign countries, primarily in Canada, consisted of property, plant and equipment, and were approximately \$11.2 million and \$10.2 million at December 31, 2025 and 2024, respectively.

(Dollars in thousands, except where otherwise indicated)

An analysis of the Company's operations by segment, including revenue by major market is as follows:

	For the Year Ended December 31, 2025				
	Material Handling	Distribution	Corporate	Inter-company	Consolidated
Industrial	$ 256,896	$ —	$ —	$ (292)	$ 256,604
Infrastructure	118,295	—	—	—	118,295
Vehicle	90,907	—	—	—	90,907
Consumer	80,031	—	—	—	80,031
Food and beverage	76,018	—	—	—	76,018
Auto aftermarket	—	203,887	—	—	203,887
Net sales	622,147	203,887	—	(292)	825,742
Cost of sales	404,127	145,853	—	(292)	549,688
Selling, general and administrative expenses (1) (3) (4)	80,800	55,614	35,987	—	172,401
Depreciation and amortization	13,991	2,570	886	—	17,447
Freight out	10,158	888	—	—	11,046
(Gain) loss on disposal of fixed assets	703	(99)	—	—	604
Operating income (loss) (2)	112,368	(939)	(36,873)	—	74,556
Interest expense, net					29,421
Income before income taxes					$ 45,135
Total assets	698,024	89,065	64,232	—	851,321
Capital additions, net	18,439	862	252	—	19,553
Depreciation and amortization (10)	35,426	2,966	3,208	—	41,600

	For the Year Ended December 31, 2024				
	Material Handling	Distribution	Corporate	Inter-company	Consolidated
Industrial	$ 240,910	$ —	$ —	$ (142)	$ 240,768
Infrastructure	102,692	—	—	—	102,692
Vehicle	107,178	—	—	—	107,178
Consumer	96,174	—	—	—	96,174
Food and beverage	74,701	—	—	—	74,701
Auto aftermarket	—	214,768	—	—	214,768
Net sales	621,655	214,768	—	(142)	836,281
Cost of sales (5)	415,544	150,074	—	(142)	565,476
Selling, general and administrative expenses (1) (6) (7)	80,728	57,498	35,802	—	174,028
Depreciation and amortization	14,304	2,926	847	—	18,077
Freight out	11,089	914	—	—	12,003
(Gain) loss on disposal of fixed assets	207	(7)	1	—	201
Impairment charges (8)	22,016	—	—	—	22,016
Operating income (loss) (2)	77,767	3,363	(36,650)	—	44,480
Interest expense, net					30,937
Income before income taxes					$ 13,543
Total assets	712,046	99,193	49,576	—	860,815
Capital additions, net	22,276	1,272	887	—	24,435
Depreciation and amortization (10)	34,499	3,248	2,763	—	40,510

(Dollars in thousands, except where otherwise indicated)

	For the Year Ended December 31, 2023				
	Material Handling	Distribution	Corporate	Inter-company	Consolidated
Industrial	$ 221,661	$ —	$ —	$ (67)	$ 221,594
Infrastructure	—	—	—	—	—
Vehicle	123,155	—	—	—	123,155
Consumer	92,380	—	—	—	92,380
Food and beverage	118,063	—	—	—	118,063
Auto aftermarket	—	257,875	—	—	257,875
Net sales	555,259	257,875	—	(67)	813,067
Cost of sales	376,002	178,046	—	(67)	553,981
Selling, general and administrative expenses (1) (6) (7) (9)	63,939	65,363	37,979	—	167,281
Depreciation and amortization	5,291	2,784	671	—	8,746
Freight out	10,122	727	—	—	10,849
(Gain) loss on disposal of fixed assets	(183)	(12)	—	—	(195)
Operating income (loss) (2)	100,088	10,967	(38,650)	—	72,405
Interest expense, net					6,349
Income before income taxes					$ 66,056
Total assets	383,734	112,323	45,574	—	541,631
Capital additions, net	20,452	1,666	737	—	22,855
Depreciation and Amortization (10)	18,917	3,197	985	—	23,099

(1) The Company recognized $0.2 million, $(0.2) million and $3.2 million of expense (income) related to the estimated environmental reserve, net of expected insurance recoveries in the years ended December 31, 2025, 2024 and 2023, respectively, as described in Note 9. Environmental charges are not included in segment results and are shown with Corporate.

(2) The Company incurred $11.2 million, $7.5 million and $2.5 million of restructuring costs associated with the restructuring initiatives described in Note 6, for the years ended December 31, 2025, 2024, and 2023, respectively, of which $3.9 million, $3.9 million and $1.5 million are included in Material Handling, $3.1 million, $1.4 million and $0.9 million are included in Distribution's results and $4.2 million, $2.3 million and $0.2 million are included in Corporate's results, for the years ended December 31, 2025, 2024, and 2023, respectively.

(3) In the year ended December 31, 2025, the Company recognized a $1.6 million pre-tax pension settlement charge within the Material Handling segment, as described in Note 12.

(4) The Company recognized a $3.2 million recovery of purchased credit deteriorated assets for the year ended December 31, 2025, as described in Note 3. The recovery was recognized as a reduction to bad debt expense included in *Selling, general and administrative* within the Material Handling segment.

(5) The Company recognized $4.5 million of non-cash inventory step-up that was amortized to *Cost of sales* for the year ended December 31, 2024, related to the reporting of inventory at fair value in conjunction with the acquisition of Signature, as described in Note 3.

(6) The Company incurred $4.6 million and $3.1 million of acquisition related costs associated with the acquisitions of Signature and Mohawk, as described in Note 3, for the years ended December 31, 2024, and 2023, respectively, of which $4.3 million and $2.7 million are included in Corporate, for the years ended December 31, 2024, and 2023, respectively, $0.3 million is included in Material Handling's results, for the year ended December 31, 2024 and $0.4 million is included in Distribution's results, for the year ended December 31, 2023. Corporate costs also include $1.3 million of consulting costs to improve the Company's capabilities to screen and execute large acquisitions for the year ended December 31, 2023.

(7) The Company recognized $1.4 million of executive severance which is included in Corporate's results for the year ended December 31, 2024. In the year ended December 31, 2023 the Company recognized $0.7 million of executive severance, of which $0.4 million was recognized in the Distribution Segment related to severance and benefits and $0.3 million was recognized in Corporate related to charges for the acceleration of stock compensation.

(8) The Company recognized $22.0 million of non-cash impairment charges, as described in Note 4, for the year ended December 31, 2024, which are included in Material Handling's results.

(9) In the year ended December 31, 2023, the Company recognized a $10 million recovery of legal costs within the Material Handling Segment related to a settlement agreement with one of its insurers. $6.7 million of these recovered costs were originally incurred prior to 2023.

(10) Total depreciation and amortization inclusive of amounts within *Cost of sales.* Corporate depreciation and amortization includes amortization of deferred financing costs of $2.3 million, $1.9 million and $0.3 million in the years ended December 31, 2025, 2024 and 2023, respectively.

(Dollars in thousands, except where otherwise indicated)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

The Company carries out a variety of procedures, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to evaluate the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Management's report on internal control over financial reporting, and the report of the independent registered public accounting firm on internal control over financial reporting are titled "Management's Annual Assessment of and Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," respectively, and are included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Assessment of and Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Aaron M. Schapper
President and
Chief Executive Officer

Samantha Rutty
Executive Vice President and
Chief Financial Officer

(Dollars in thousands, except where otherwise indicated)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Myers Industries, Inc. and Subsidiaries

Opinion on Internal Control Over Financial Reporting

We have audited Myers Industries, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Myers Industries, Inc. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025 and the related notes and our report dated March 5, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Assessment of and Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Akron, Ohio
March 5, 2026

ITEM 9B.   Other Information.

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2025, none of our directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

ITEM 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by Item 401 of Regulation S-K concerning the executive officers of the Company is incorporated herein by reference from the disclosure included under the caption "Information About Our Executive Officers" in Part I of this Annual Report on Form 10-K.

For information about the directors of the Company, see the sections titled "Proposal No. 1 – Election of Directors", "Nominees," "Corporate Governance Guidelines," "Corporate Governance and Compensation Practices," "Board and Committee Independence," "Board Committees and Meetings," "Committee Charters and Policies," and "Shareholder Nomination Policy" of the Company's Proxy Statement filed with the Securities and Exchange Commission for the Company's annual meeting of shareholders to be held on April 23, 2026 ("Proxy Statement"), which is incorporated herein by reference.

The Company has established a separately-designated standing audit committee in compliance with the Exchange Act Section 3(a)(58)(A). The members of the Audit Committee are Yvette Dapremont Bright, William A. Foley, F. Jack Liebau, Jr., Helmuth Ludwig and Lori Lutey. Each member of the Company's Audit Committee is financially literate and independent as defined under the Company's Independence Criteria Policy and the independence standards set by the New York Stock Exchange. The Board has identified William A. Foley, F. Jack Liebau, Jr. and Lori Lutey as "Audit Committee Financial Experts."

Disclosures by the Company with respect to family relationships and legal proceedings appear under the section entitled "Proposal No. 1 – Election of Directors" in the Proxy Statement, and is incorporated herein by reference. Disclosures by the Company with respect to compliance with Section 16(a) appear under the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement, and is incorporated herein by reference.

Our Board of Directors has adopted Charters for each of the Audit Committee, the Compensation Committee, and the Governance Committee as well as Corporate Governance Guidelines as contemplated by the applicable sections of the New York Stock Exchange Listed Company Manual.

In accordance with the requirements of Section 303A.10 of the New York Stock Exchange Listed Company Manual, the Board of Directors has also adopted a Code of Ethics and Business Conduct for our employees and members of our Board of Directors. We will satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, any provision of this Code with respect to our executive officers or directors by disclosing the required information on the Investor Relations section of our Company's website at www.myersindustries.com in a timely manner.

The text of each of our Board Committee Charters, our Corporate Guidelines, the Code of Ethics and Business Conduct, and other governance policies, is posted on our website on the "Corporate Governance" page accessed from the page titled "Investor Relations." For further information about our Code of Ethics and Business Conduct, see the section titled "Corporate Governance and Compensation Practices" of our Proxy Statement, which is incorporated herein by reference.

ITEM 11. Executive Compensation

See the sections titled "Director Compensation," "Compensation Discussion and Analysis," "Summary of Cash and Certain Other Compensation," "Grants of Plan Based Awards," "Outstanding Equity Awards at Fiscal Year End," "Option Exercises and Stock Vested for Fiscal Year End 2025," "Nonqualified Deferred Compensation," "Severance Arrangements upon Termination Including Change in Control," "Summary of Potential Termination Payments and Benefits," "Risk Assessment of Compensation Practices," "CEO Pay Ratio," "Compensation and Management Development Committee Interlocks and Insider Participation," and "Compensation and Management Development Committee Report on Executive Compensation" of the Proxy Statement, which are incorporated herein by reference.

ITEM 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See the section titled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement, which is incorporated herein by reference.

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation Plans Approved by Security Holders	1,056,889 [1]	$ 11.34 [2]	1,418,387
Equity Compensation Plans Not Approved by Security Holders	–0–	–0–	–0–
Total	1,056,889		1,418,387

(1)   This information is as of December 31, 2025 and includes outstanding stock option and restricted stock unit awards, including performance-based restricted stock unit awards, granted under the 2024 Incentive Stock Plan, 2021 Incentive Stock Plan and the 2017 Incentive Stock Plan.

(2)   Represents the weighted average exercise price of outstanding stock options and does not take into account outstanding restricted stock unit awards, which do not have an exercise price.

ITEM 13.   Certain Relationships and Related Transactions, and Director Independence

See the sections titled "Policies and Procedures with Respect to Related Party Transactions," "Corporate Governance Guidelines," "Corporate Governance and Compensation Practices" and "Board and Committee Independence" of the Proxy Statement, which are incorporated herein by reference.

ITEM 14.   Principal Accounting Fees and Services

Required information regarding fees paid to and services provided by the Company's independent registered public accounting firm and the pre-approval policies and procedures of the Audit Committee of the Company's Board of Directors is set forth under the section titled "Matters Relating to the Independent Registered Public Accounting Firm" of the Proxy Statement, which is incorporated herein by reference.

ITEM 15.   Exhibits, Financial Statement Schedules

The following consolidated financial statements of the Registrant appear in Part II of this Report:

15.   (A)(1) Financial Statements

Consolidated Financial Statements of Myers Industries, Inc. and Subsidiaries

- Report of Independent Registered Public Accounting Firm - Ernst & Young LLP (PCAOB Firm ID No. 42)

- Consolidated Statements of Operations For The Years Ended December 31, 2025, 2024 and 2023

- Consolidated Statements of Comprehensive Income (Loss) For the Years Ended December 31, 2025, 2024 and 2023

- Consolidated Statements of Financial Position As of December 31, 2025 and 2024

- Consolidated Statements of Shareholders' Equity For The Years Ended December 31, 2025, 2024 and 2023

- Consolidated Statements of Cash Flows For The Years Ended December 31, 2025, 2024 and 2023

- Notes to Consolidated Financial Statements

15.   (A)(2) Financial Statement Schedules

All schedules are omitted because they are inapplicable, not required, or because the information is included in the consolidated financial statements or notes thereto which appear in Part II of this Report.

15.   (A)(3) Exhibits

EXHIBIT INDEX

3.1	Myers Industries, Inc. Second Amended and Restated Articles of Incorporation. Reference is made to Exhibit 3.1 to Form 8-K filed with the SEC on April 29, 2021.
3.2	Myers Industries, Inc. Amended and Restated Code of Regulations. Reference is made to Exhibit 3.2 to Form 8-K filed with the SEC on April 29, 2021.
4	Description of Capital Stock. Reference is made to Exhibit 4 to Form 10-K filed with the Commission on March 11, 2021.
10.1	Amendment to Myers Industries, Inc. Employee Stock Purchase Plan effective October 1, 2022. Reference is made to Exhibit 10.2 to Form 10-K filed with the Commission on March 3, 2023.
10.2	Form of Indemnification Agreement for Directors and Officers. Reference is made to Exhibit 10.4 to Form 10-Q filed with the Commission on May 6, 2021.
10.3	Performance Bonus Plan of Myers Industries, Inc. Reference is made to Exhibit 10.1 to Form 8-K filed with the Commission on April 30, 2013.*
10.4	Offer Letter to Aaron M. Schapper dated November 21, 2024*. Reference is made to Exhibit 10.1 to Form 8-K filed with the Commission on November 22, 2024.
10.5	Administrative Settlement Agreement and Order on Consent For Remedial Investigation/Feasibility Study, effective November 27, 2018, by and between the United States Environmental Protection Agency and Buckhorn, Inc. Reference is made to Exhibit 10.1 to Form 8-K filed with the Commission on December 13, 2018.
10.6	Executive Nonqualified Excess Plan effective January 1, 2018*. Reference is made to Exhibit 10.7 to Form 10-K filed with the Commission on March 6, 2025.
10.7	Form of 2023 Restricted Stock Unit Award Agreement for Executive Officers under the 2021 Long-Term Incentive Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.1 to Form 10-Q filed with the Commission on May 4, 2023.
10.8	Form of 2023 Performance Stock Unit Award Agreement for Executive Officers under the 2021 Long-Term Incentive Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.2 to Form 10-Q filed with the Commission on May 4, 2023.
10.9	Myers Industries, Inc. Senior Officer Severance Plan (as amended).* Reference is made to Exhibit 10.16 to Form 10-K filed with the Commission on March 5, 2024.
10.10	Sixth Amended and Restated Loan Agreement dated March 12, 2021, among Myers Industries, Inc., MYE Canada Operations Inc., Scepter Canada Inc. and the other foreign subsidiary borrowers, the lenders and JPMorgan Chase Bank, National Association, as administrative agent. Reference is made to Exhibit 10.1 to Form 8-K and filed with the Commission on March 16, 2021.

10.11	Form of Non-Competition, Non-Solicitation and Confidentiality Agreement for Executive Officers.* Reference is made to Exhibit 10.1 to Form 10-Q filed with the Commission on November 1, 2023.
10.12	Myers Industries, Inc. 2024 Long-Term Incentive Plan.* Reference is made to Exhibit 10.2 to Form 8-K filed with the SEC on April 25, 2024.
10.13	Form of 2024 Restricted Stock Unit Award Agreement for Executive Officers under the 2021 Long-Term Incentive Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.1 to Form 10-Q filed with the Commission on May 7, 2024.
10.14	Form of 2024 Performance Stock Unit Award Agreement for Executive Officers under the Myers Industries, Inc. 2024 Long-Term Incentive Plan.* Reference is made to Exhibit 10.2 to Form 10-Q filed with the Commission on August 1, 2024.
10.15	Myers Industries, Inc. 2021 Long-Term Incentive Plan.* Reference is made to Exhibit 99.1 to Form S-8 filed with the Commission on April 29, 2021.
10.16	Form of 2025 Restricted Stock Unit Award Agreement for Executive Officers under the Myers Industries, Inc. 2024 Long-Term Incentive Plan.* Reference is made to Exhibit 10.1 to Form 10-Q filed with the Commission on May 1, 2025.
10.17	Form of 2025 Performance Stock Unit Award Agreement for Executive Officers under the Myers Industries, Inc. 2024 Long-Term Incentive Plan.* Reference is made to Exhibit 10.2 to Form 10-Q filed with the Commission on May 1, 2025.
10.18	Form of 2025 Non-Qualified Stock Option Award Agreement for Executive Officers under the Myers Industries, Inc. 2024 Long-Term Incentive Plan.* (filed herewith)
10.19	Seventh Amended and Restated Loan Agreement, dated September 29, 2022, among Myers Industries, Inc., MYE Canada Operations Inc., Scepter Canada Inc. and the other foreign subsidiary borrowers, the lenders and JPMorgan Chase Bank, National Association, as administrative agent.**Reference is made to Exhibit 10.1 to Form 8-K filed with the SEC on October 4, 2022.
10.20	Amendment No. 1 to Seventh Amended and Restated Loan Agreement, dated February 8, 2024, among Myers Industries, Inc., MYE Canada Operations Inc., Scepter Canada Inc. and the other foreign subsidiary borrowers, the lenders and JPMorgan Chase Bank, National Association, as administrative agent.*** Reference is made to Exhibit 10.1 to Form 8-K filed with the SEC on February 9, 2024.
10.21	Restricted Stock Unit Award Agreement under the Myers Industries, Inc. 2024 Long-Term Incentive Plan between Myers Industries, Inc. and Samantha Rutty dated September 22, 2025.* Reference is made to Exhibit 10.1 to Form 10-Q filed with the SEC on October 30, 2025.
10.22	Sign-On Bonus Agreement between Myers Industries, Inc. and Samantha Rutty dated September 22, 2025.* Reference is made to Exhibit 10.2 to Form 10-Q filed with the SEC on October 30, 2025.
10.23	Form of Executive Retention Cash Bonus Award dated September 9, 2024.* Reference is made to Exhibit 10.2 to Form 8-K filed with the SEC on September 9, 2024.
10.24	2026 Non-employee Director Compensation.* (filed herewith)
14	Myers Industries, Inc. Code of Ethics and Business Conduct. (filed herewith)
19	Myers Industries, Inc. Insider Trading Policy and Procedures. Reference is made to Exhibit 19 to Form 10-K filed with the Commission on March 6, 2025.
21	List of Direct and Indirect Subsidiaries, and Operating Divisions, of Myers Industries, Inc.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Aaron M. Schapper, President and Chief Executive Officer of Myers Industries, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Samantha Rutty, Executive Vice President and Chief Financial Officer of Myers Industries, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certifications of Aaron M. Schapper, President and Chief Executive Officer, and Samantha Rutty, Executive Vice President and Chief Financial Officer, of Myers Industries, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy relating to recovery of erroneously awarded compensation. Reference is made to Exhibit 97.1 to Form 10-K filed with the Commission on March 5, 2024.
101	The following financial information from Myers Industries, Inc. Annual Report on Form 10-K for the year ended December 31, 2025, formatted in inline XBRL includes: (i) Consolidated Statements of Financial Position (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity, and (vi) the Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*   Indicates executive compensation plan or arrangement.

**   Pursuant to Item 601(a)(5) of Regulation S-K, exhibits and schedules were omitted from this initial filing. The registrant agrees to furnish the Commission on a supplemental basis a copy of any omitted exhibit or schedule.

***   Pursuant to Item 601(b)(2) of Regulation S-K, certain exhibits and schedules were omitted from this initial filing. The registrant agrees to furnish the Commission on a supplemental basis a copy of any omitted provisions, exhibit or schedule.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYERS INDUSTRIES, INC.

/s/ Samantha Rutty

Samantha Rutty
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Aaron M. Schapper AARON M. SCHAPPER	President, Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2026
/s/ Samantha Rutty SAMANTHA RUTTY	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	March 5, 2026
/s/ Yvette Dapremont Bright YVETTE DAPREMONT BRIGHT	Director	March 5, 2026
/s/ Ron DeFeo RON DEFEO	Director	March 5, 2026
/s/ William A. Foley WILLIAM A. FOLEY	Director	March 5, 2026
/s/ Jeffrey Kramer JEFFREY KRAMER	Director	March 5, 2026
/s/ F. Jack Liebau, Jr. F. JACK LIEBAU, JR.	Director	March 5, 2026
/s/ Bruce M. Lisman BRUCE M. LISMAN	Director	March 5, 2026
/s/ Helmuth Ludwig HELMUTH LUDWIG	Director	March 5, 2026
/s/ Lori Lutey LORI LUTEY	Director	March 5, 2026

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APPENDIX

The Company uses certain non-GAAP measures in this presentation. Adjusted operating income, adjusted operating income margin, adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA margin, adjusted net income, adjusted earnings per diluted share (adjusted EPS), and free cash flow are non-GAAP financial measures and are intended to serve as a supplement to results provided in accordance with accounting principles generally accepted in the United States. Myers Industries believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in the following Appendix.

MYERS INDUSTRIES, INC.
Reconciliation of non-GAAP Financial Measures
Adjusted Net Income, Operating Income, EBITDA and Earnings per Share; Free Cash Flow (unaudited)
(Dollars in thousands)

	Material Handling	Distribution	Segment Total	Corporate & Other	Total
			Year Ended December 31, 2025		
Net sales	$ 622,147	$ 203,887	$ 826,034	$ (292)	$ 825,742
Net income					34,928
Net income margin					4.2%
Gross profit					276,054
Add: Restructuring expenses and other adjustments					2,347
Adjusted gross profit					278,401
Gross margin as adjusted					33.7%
Operating income (loss)	112,368	(939)	111,429	(36,873)	74,556
Operating income margin	18.1%	-0.5%	13.5%	n/a	9.0%
Add: Restructuring expenses and other adjustments	3,902	3,051	6,953	4,209	11,162
Add: Myers tire supply strategic review / sale costs	—	—	—	565	565
Add: Pension termination	1,585	—	1,585	—	1,585
Less: Recovery of purchased credit deteriorated assets	(3,175)	—	(3,175)	—	(3,175)
Add: Environmental reserves, net[2]	—	—	—	200	200
Adjusted operating income (loss)[1]	114,680	2,112	116,792	(31,899)	84,893
Adjusted operating income margin	18.4%	1.0%	14.1%	n/a	10.3%
Add: Depreciation and amortization	35,426	2,966	38,392	885	39,277
Adjusted EBITDA	$ 150,106	$ 5,078	$ 155,184	$ (31,014)	$ 124,170
Adjusted EBITDA margin	24.1%	2.5%	18.8%	n/a	15.0%

(1) Includes gross profit adjustments of $2,347 and SG&A adjustments of $7,990.

(2) Includes environmental charges of $2,500 net of probable insurance recoveries of $2,300.

MYERS INDUSTRIES, INC.
Reconciliation of non-GAAP Financial Measures
Adjusted Net Income, Operating Income, EBITDA and Earnings per Share; Free Cash Flow (unaudited)
(Dollars in thousands)

	Year Ended December 31, 2024				
	Material Handling	Distribution	Segment Total	Corporate & Other	Total
Net sales	$ 621,655	$ 214,768	$ 836,423	$ (142)	$ 836,281
Net income					7,201
Net income margin					0.9%
Gross profit					270,805
Add: Restructuring expenses and other adjustments					4,006
Add: Acquisition-related inventory step-up					4,457
Adjusted gross profit					279,268
Gross margin as adjusted					33.4%
Operating income (loss)	77,767	3,363	81,130	(36,650)	44,480
Operating income margin	12.5%	1.6%	9.7%	n/a	5.3%
Add: Executive severance costs	—	—	—	1,405	1,405
Add: Restructuring expenses and other adjustments	3,867	1,402	5,269	2,271	7,540
Add: Acquisition and integration costs	305	—	305	4,344	4,649
Add: Acquisition-related inventory step-up	4,457	—	4,457	—	4,457
Add: Impairment charges	22,016	—	22,016	—	22,016
Less: Insurance recovery of legal fees	(702)	—	(702)	—	(702)
Add: Environmental reserves, net[2]	—	—	—	(200)	(200)
Adjusted operating income (loss)[1]	107,710	4,765	112,475	(28,830)	83,645
Adjusted operating income margin	17.3%	2.2%	13.4%	n/a	10.0%
Add: Depreciation and amortization	34,499	3,248	37,747	846	38,593
Adjusted EBITDA	$ 142,209	$ 8,013	$ 150,222	$ (27,984)	$ 122,238
Adjusted EBITDA margin	22.9%	3.7%	18.0%	n/a	14.6%

(1) Includes gross profit adjustments of $8,463, impairment charges of $22,016 and SG&A adjustments of $8,686.

(2) Includes environmental charges of $3,100 net of probable insurance recoveries of $3,300.

MYERS INDUSTRIES, INC.
Reconciliation of non-GAAP Financial Measures
Adjusted Net Income, Operating Income, EBITDA and Earnings per Share; Free Cash Flow (unaudited)
(Dollars in thousands)

		Year Ended December 31,		
		2025		2024
Adjusted operating income (loss) reconciliation:				
Operating income (loss)	$	74,556	$	44,480
Restructuring expenses and other adjustments		11,162		7,540
Myers Tire Supply strategic review / sale costs		565		—
Pension termination		1,585		—
Acquisition and integration costs		—		4,649
Acquisition-related inventory step-up		—		4,457
Recovery of purchased credit deteriorated assets		(3,175)		—
Impairment charges		—		22,016
Insurance recovery of legal fees		—		(702)
Executive severance costs		—		1,405
Environmental reserves, net		200		(200)
Adjusted operating income (loss)	$	84,893	$	83,645
Adjusted EBITDA reconciliation:				
Net income (loss)	$	34,928	$	7,201
Income tax expense (benefit)		10,207		6,342
Interest expense, net		29,421		30,937
Operating income (loss)		74,556		44,480
Depreciation and amortization		39,277		38,593
Restructuring expenses and other adjustments		11,162		7,540
Myers Tire Supply strategic review / sale costs		565		—
Pension termination		1,585		—
Acquisition and integration costs		—		4,649
Acquisition-related inventory step-up		—		4,457
Recovery of purchased credit deteriorated assets		(3,175)		—
Impairment charges		—		22,016
Insurance recovery of legal fees		—		(702)
Executive severance costs		—		1,405
Environmental reserves, net		200		(200)
Adjusted EBITDA	$	124,170	$	122,238
Free cash flow reconciliation:				
Net cash provided by (used for) operating activities	$	86,761	$	79,292
Capital expenditures		(19,553)		(24,435)
Free cash flow	$	67,208	$	54,857

MYERS INDUSTRIES, INC.
Reconciliation of non-GAAP Financial Measures
Adjusted Net Income, Operating Income, EBITDA and Earnings per Share; Free Cash Flow (unaudited)
(Dollars in thousands, except per share data)

		Year Ended December 31,		
		2025		2024
Adjusted net income (loss) reconciliation:				
Net income (loss)	$	34,928	$	7,201
Income tax expense (benefit)		10,207		6,342
Income (loss) before income taxes		45,135		13,543
Restructuring expenses and other adjustments		11,162		7,540
Myers Tire Supply strategic review / sale costs		565		—
Pension termination		1,585		—
Acquisition and integration costs		—		4,649
Acquisition-related inventory step-up		—		4,457
Recovery of purchased credit deteriorated assets		(3,175)		—
Impairment charges		—		22,016
Insurance recovery of legal fees		—		(702)
Executive severance costs		—		1,405
Environmental reserves, net		200		(200)
Adjusted income (loss) before income taxes		55,472		52,708
Income tax expense, as adjusted[1]		(14,145)		(13,704)
Adjusted net income (loss)	$	41,327	$	39,004
Adjusted earnings per diluted share reconciliation:				
Net income (loss) per common diluted share	$	0.93	$	0.19
Restructuring expenses and other adjustments		0.30		0.20
Myers Tire Supply strategic review / sale costs		0.01		—
Pension termination		0.04		—
Acquisition and integration costs		—		0.13
Acquisition-related inventory step-up		—		0.12
Recovery of purchased credit deteriorated assets		(0.08)		—
Impairment charges		—		0.59
Insurance recovery of legal fees		—		(0.02)
Executive severance costs		—		0.04
Environmental reserves, net		0.01		(0.01)
Adjusted effective income tax rate impact		(0.10)		(0.20)
Adjusted earnings per diluted share[2]	$	1.10	$	1.04

Items in this table may not recalculate due to rounding

(1)   Income taxes are calculated using the normalized effective tax rate for each year. The rate used in 2025 is 25.5% and in 2024 is 26%.

(2)   Adjusted earnings per diluted share is calculated suing the weighted average common shares outstanding for the respective period.

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Shareholder Information

Annual Meeting of Shareholders

April 23, 2026, at 9:00 a.m. EDT

Attend in person:
East End
1200 E. Market Street
Entrance 3
Suite 450
Akron, Ohio 44305

Live webcast:
Available on the Investor Relations section of the Company's website at www.myersindustries.com or at www.virtualshareholdermeeting.com/MYE2026
For more information, call (330) 253-5592.

Company Headquarters

Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301
Tel: (330) 253-5592
Fax: (330) 761-6166
Website: www.myersindustries.com

Common Stock

Traded on the New York Stock Exchange

Dividend Reinvestment Plan

Shareholders have a convenient opportunity to automatically reinvest cash dividends and make voluntary cash investments in the Company's stock through the Dividend Reinvestment and Stock Purchase Plan. For full details, please contact:

Treasurer

Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301
Tel: (330) 253-5592
Fax: (330) 761-6166

Transfer Agent & Registrar

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

Please contact Broadridge Corporate Issuer Solutions directly to:

- Transfer stock
- Change name or address
- Replace lost stock certificates
- Obtain holding statements
- Replace lost dividend checks
- Consolidate accounts
- Eliminate multiple mailings

Investor representatives may be reached at:
(877) 456-5753 between the hours of
9:00 a.m. and 6:00 p.m. ET, Monday through Friday.
Outside of the U.S., call (720) 414-6895.
Shareholders may access accounts online at:
www.shareholder.broadridge.com/MYE

Independent Registered Public Accounting Firm

Ernst & Young LLP

Form 10-K Requests

Free copies of the Company's 2025 Annual Report and Form 10-K are available on our website under our Investor Relations page or upon written request to:

Myers Industries, Inc.
Attn: Investor Relations
1293 South Main Street
Akron, OH 44301

Investor Relations Contact

Meghan Beringer
Senior Director, Investor Relations
Tel: (252) 536-5651
Fax: (330) 761-6166

NYSE Disclosures

In 2025, the Company submitted to the New York Stock Exchange an unqualified Section 12(a) certification by its chief executive officer indicating that he was not aware of any violation by the Company of the NYSE corporate governance listing standards. In addition, the Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission contained the Section 302 and 906 certifications by the Company's chief executive officer and chief financial officer.

Forward-Looking Statements Disclosure

This report and the foregoing letter from our president and chief executive officer contain "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. "Forward-looking" statements can be identified by words such as "will," "believe," "anticipate," "expect," "estimate," "intend," "plan," or variations of these words, or similar expressions. These forward-looking statements are neither historical facts nor assurances of future performance. For a discussion of factors that could cause future results to differ from historical performance or those forward-looking statements, see "Item IA. Risk Factors" beginning on page 9 of the attached Annual Report on Form 10-K for the year ended December 31, 2025, and recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission, which are available on the SEC's website at www.sec.gov. Myers Industries disclaims any obligation or intention to update forward-looking statements and the estimates and assumptions associated with them.

Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301
myersindustries.com

